Document Roll no. IP 72/2017
(Printed on one side only)

Recorded

in Berlin on 17/18 May 2017

Before me, the undersigned notary

Dr. Norbert Impelmann

with business address at Potsdamer Platz 8, 10117 Berlin,

the following persons appeared today:

1. Dr. Florian Holzapfel,
born on 30 July 1975,
resident at Wolfswerder 67, 14532 Kleinmachnow;
identified by his valid German identity card with photo,

hereafter acting

(a) in his own name;

(b) as managing director, exempted from the restrictions of sec. 181 German Civil Code, with the power of sole representation for and on behalf of

Holzapfel-Vermögensverwaltungs-GmbH, a limited liability company under German law with its seat in Zossen, registered with the commercial

register of the local court (*Amtsgericht*) Potsdam under HRB 26655 P and with registered business address at Breite 1, 15806 Zossen, Germany; and

(c) as representative without personal liability on the basis of a written power of attorney which was presented as pdf copy and which is attached to this deed as **Annex A** on behalf of

Think.Health Projekt B GmbH & Co. KG, a limited partnership under German law with its seat in Fürstenfeldbruck, registered with the commercial register of the local court (*Amtsgericht*) Munich under HRA 104679 and with registered business address at Veit-Stoß-Straße 8, 82256 Fürstenfeldbruck, Germany.

The original of the power of attorney will be sent to the notary and attached to this deed.

2. Patrick Hoffmann,
born on 22 December 1978,
resident at Eberhard-Roters-Platz 11, 10965 Berlin, Germany;
identified by his valid German identity card with photo,

hereafter acting

(a) in his own name;

(b) as managing director, exempted from the restrictions of sec. 181 German Civil Code, with the power of sole representation for and on behalf of

PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt), a limited liability company under German law with its seat in Berlin, registered with the commercial register of the local court (*Amtsgericht*) Berlin Charlottenburg under HRB 167631 B and with registered business address at Eberhard-Roters-Platz 11, 10965 Berlin, Germany.

Further to today's inspection of the commercial register of the local courts in Berlin Charlottenburg regarding HRB 167631 B and in Potsdam regarding HRB 26655 P the Notary confirms in accordance with sec. 21 Federal Regulation for Notaries (*Bundesnotarordnung*) that the above information regarding the companies registered in Potsdam and Berlin and their representation is correct.

3. Neil Belot,
born on 14 February 1980,
business address: 1055 West Georgia Street, 1500 Royal Centre, Vancouver, BC V6E 4N7 Canada,
identified by his valid Canadian passport with photo,

hereafter acting not in his own name but on the basis of a resolution of the directors as appointed respresentative for and on behalf of

Aurora Cannabis Inc., a corporation under the laws of the province of British Columbia, Canada, incorporation number BC0777982, with a registered office located at 1055 West Georgia Street, 1500 Royal Centre, Vancouver, BC V6E 4N7 Canada,

Mr. Belot presented the pdf of a certificate dated 16 May 2017 of Jillian L. Swainson confirming his capacity which is attached to this deed as **Annex B** and stated that he had the authority to bind Aurora Cannabis Inc.

The notary further advised the appearing persons that he is not familiar with Canadian law and can therefore not assess whether the representation details and capacity confirmation included in the certificate attached as Annex B are correct.

The recording Notary asked the persons appearing whether he or any of the lawyers with whom he is associated for the purpose of joint professional practice is or was involved in the subject matter of this notarisation otherwise than by virtue of the office of a notary (prior involvement within the meaning of section 3 para. 1 sentence 1 No. 7 of the Notarial Recording Act (*Beurkundungsgesetz*)). The question was answered in the negative.

The persons appearing requested that the notarial deed be recorded in the English language. The Notary, who has sufficient command of the English language, assured himself that the persons appearing have sufficient command of the English language. Instructed about their rights under Section 16 para. 2 and para. 3 Notarial Recording Act (*Beurkundungsgesetz*) the persons appearing waived their rights to request for a sworn interpreter and a translation of the notarial deed in their mother language. As parts of Exhibit 4.1.4 contain also German text Mr. Belot, who has no sufficient command of the German language, requested that this German text be translated for him by the notary, who is not a sworn translator, into the English language. After being advised by the notary Mr. Belot waived the right to have a sworn translator present or a written translation prepared prior to the recording.

Acting as set out above the appearing persons requested the notarisation of the following:

Share Purchase and Transfer Agreement

between

(1) **Holzapfel-Vermögensverwaltungs-GmbH**
a limited liability company under German law with its seat in Zossen, registered with the commercial register of the local court (*Amtsgericht*) Potsdam under HRB 26655 P and with registered business address at Breite 1, 15806 Zossen, Germany

- hereinafter referred to as the "**Seller 1**" -

(2) **PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt)**
a limited liability company under German law with its seat in Berlin, registered with the commercial register of the local court (*Amtsgericht*) Berlin Charlottenburg under HRB 167631 and with registered business address at Eberhard-Roters-Platz 11, 10965 Berlin, Germany

- hereinafter referred to as "**Seller 2**" -

(3) **Think.Health Projekt B GmbH & Co. KG**
a limited partnership under German law with its seat in Fürstenfeldbruck, registered with the commercial register of the local court (*Amtsgericht*) München under HRA 104679 and with registered business address at Veit-Stoß-Straße 8, 82256 Fürstenfeldbruck, Germany

- hereinafter referred to as the "**Seller 3**" -

- Seller 1, Seller 2 and Seller 3 collectively hereinafter referred to as the "**Sellers**" and each of them individually as a "**Seller**" -

(4) **Aurora Cannabis Inc.**
a corporation under the laws of the province of British Columbia, Canada with a registered office located at 1055 West Georgia Street, 1500 Royal Centre, Vancouver, BC V6E 4N7 Canada

- hereinafter referred to as "**Purchaser**" -

- the Sellers and the Purchaser collectively hereinafter referred to as the "**Parties**" and each of them individually as a "**Party**" -

(5) **Dr. Florian Holzapfel,**
born July 30, 1975
resident at Wolfswerder 67, 14532 Kleinmachnow, Germany

- hereinafter referred to as "**Manager 1**" -

(6) **Patrick Hoffmann,**
born December 22, 1978
resident at Eberhard-Roters-Platz 11, 10965 Berlin, Germany

- hereinafter referred to as "**Manager 2**" -

- the Manager 1 and Manager 2 collectively hereinafter referred to as the "**Managers**" and each of them individually as a "**Manager**" -

Recitals

(A) Pedanios GmbH is a limited liability company under German law with its seat in Berlin, registered with the commercial register of the local court (*Amtsgericht*) Berlin Charlottenburg under HRB 167844 B and with registered business address at Eberhard-Roters-Platz 11, 10965 Berlin, Germany (the "**Company**"). The Company's registered share capital amounts to € 32,063 and is divided into 32,063 shares in the nominal amount of € 1.00 each. The Company is a registered wholesaler for Medical Cannabis in Germany.

(B) The Sellers hold all shares in the Company (the "**Shares**") as follows:

(i) Seller 1: 12,500 shares of type A with the consecutive numbers 1 through 500 and 1,001 through 13,000 (the "**Seller 1 Shares**");

(ii) Seller 2: 12,500 shares of type A with the consecutive numbers 501 through 1,000 and 13,001 through 25,000 (the "**Seller 2 Shares**"); and

(iii) Seller 3: 7,063 shares of Type B with the consecutive numbers 25,001 through 32,063 (the "**Seller 3 Shares**").

(C) The Purchaser intends to acquire the Shares for a consideration made up of cash payments and shares in the Purchaser.

NOW THEREFORE, the Parties agree as follows:

1. Sale and Purchase

1.1 The Sellers hereby sell the Shares to the Purchaser as follows:

(a) Seller 1 sells the Seller 1 Shares to the Purchaser;

(b) Seller 2 sells the Seller 2 Shares to the Purchaser;

(c) Seller 3 sells the Seller 3 Shares to the Purchaser;

The sale shall have economic effect as of the date of completion of this notarization of this Agreement ("**Signing Date**") and shall include the right to all dividends distributed after the Signing Date.

1.2 The Sellers hereby assign the Shares to the Purchaser as sold pursuant to Clause 1.1 subject to the condition precedent of the full and irrevocable transfer of the Consideration pursuant to Clause 2.

1.3 For the avoidance of doubt, before the receipt of the full Consideration by the Sellers, the Purchaser shall not be allowed or authorized to exercise any rights associated with the Shares. The entry into this Agreement by the Sellers shall not be construed as granting a power of attorney to the Purchaser.

1.4 As a precaution, the Sellers hereby hold a shareholders' meeting of the Company – waiving all formalities and notice periods prescribed by law and / or by the articles of association for calling and holding a shareholders' meeting – and resolve to consent to the transfer of the Shares under Clause 1.2. Furthermore, the Sellers hereby waive their pre-emptive rights, co-sale rights, tag-along rights and all other transfer restrictions stated in the articles of association of the Company.

2. Consideration

2.1 The consideration for the Shares shall amount to

€ 13,865,275.10

(in words: thirteen million eight hundred sixty-five thousand two hundred seventy-five Euros and ten Cents)

(the "**Consideration**"). The Consideration shall be divided into cash and shares in the Purchaser ("**Aurora Shares**") as stated in Clause 2.2.

2.2 The Consideration shall be allocated to the Shares as follows:

(a) Seller 1 shall receive a partial consideration for the Seller 1 Shares of € 4,491,784.83, of which € 1.0 million shall be paid in cash and the remaining amount shall be paid in 2,447,513 Aurora Shares (the "**Seller 1 Consideration Shares**");

(b) Seller 2 shall receive a partial consideration for the Seller 2 Shares of € 4,491,784.83, of which € 1.0 million shall be paid in cash and the remaining amount shall be paid in 2,447,513 Aurora Shares (the "**Seller 2 Consideration Shares**"); and

(c) Seller 3 shall receive a consideration for the Seller 3 Shares of € 4,881,705.44, which shall be paid in 3,421,756 Aurora Shares (the "**Seller 3 Consideration Shares**").

2.3 The Consideration shall be due and payable promptly upon the satisfaction of the Closing Conditions to the following cash and securities bank accounts:

2.3.1 The cash payable to Seller 1 to the following cash bank account:

Holder: Holzapfel-Vermögensverwaltungs-GmbH
Bank: Deutsche Bank Privat- und Geschäftskunden AG
IBAN: DE36 8607 0024 0385 9956 00
BIC: DEUTDEDBLEG

2.3.2 The Seller 1 Consideration Shares to the following securities bank account:

Holder: Holzapfel-Vermögensverwaltungs-GmbH
Bank: Deutsche Bank Privat- und Geschäftskunden AG
IBAN: DE36 8607 0024 0385 9956 00
BIC: DEUTDEDBLEG

2.3.3 The cash payable to Seller 2 to the following cash bank account:

Holder: PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt)
Bank: Postbank
IBAN: DE53 1001 0010 0854 3721 06
BIC: PBNKDEFF

2.3.4 The Seller 2 Consideration Shares to the following securities bank account:

Holder: PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt)
Bank: Postbank
IBAN: DE29 3701 1000 0612 8776 17
BIC: PBNKDEFF

2.3.5 The Seller 3 Consideration Shares to the following securities bank account or any other securities bank account nominated by the Seller 3 to the Purchaser in writing at the latest by May 18, 2017, 24:00 CEST (for the avoidance of doubt, Clause 12.1 shall apply):

Holder: Think.Health Projekt B GmbH & Co. KG
Bank: Unicredit HypoVereinsbank
IBAN: DE17 70020270 0015828295
BIC: HYVEDEMMXXX

2.4 The Consideration shall be deemed paid or delivered, when the funds or Aurora Shares are irrevocably credited to the relevant cash/securities bank accounts of the Sellers.

3. Closing

3.1 The consummation of the transactions contemplated by this Agreement (the "**Closing**") shall be subject to the following conditions precedent (*aufschiebende Bedingungen*) (the "**Closing Conditions**"):

(a) Approval of this Agreement and transaction related thereto by the TSX Venture Exchange;

(b) The Sellers, the Managers and the Purchaser shall have executed a waiver agreement substantially in such form and content as the draft attached hereto as **Exhibit 3.1(b)** (the "**Waiver Agreement**");

(c) Manager 1 and Manager 2 have entered into Employment Agreements with the Company that are satisfactory to the Purchaser, acting reasonably, and which are subject to Closing; and

(d) Approval of this Agreement and the issuance of the new Aurora Shares to the Sellers by the board of directors of the Purchaser.

The Closing Conditions are for the benefit of the Purchaser and may be waived by the Purchaser at any time.

3.2 The Purchaser shall use its best efforts to satisfy the Closing Conditions as soon as possible. The Purchaser shall promptly provide to the Sellers and the officiating notary a scan copy of the documents evidencing the satisfaction of each Closing Condition.

3.3 Promptly upon the satisfaction of the Closing Conditions, the Purchaser shall take the following actions (the "**Closing Actions**"):

3.3.1 Pay the cash component of the Consideration in accordance with Clause 2;

3.3.2 Deliver the Seller 1 Consideration Shares, the Seller 2 Consideration Shares, and the Seller 3 Consideration Shares to the Seller 1, the Seller 2, and the Seller 3 in accordance with Clause 2; and

3.3.3 Issue the press release (in agreed form) announcing the transaction contemplated hereby to the public, it being understood that such press release shall be issued after the close of the trading market at the TSX Venture Exchange.

The day, on which the Purchaser has taken all Closing Actions shall be referred to as the "**Closing Date**".

3.4 If and as soon as all Closing Actions have been taken and the Consideration received by the Sellers, the Parties will sign a closing memorandum satisfactory to the Purchaser, acting reasonably, confirming, *inter alia*, that the transfer of the Shares and the waiver of the claims under the Waiver Agreement have become effective.

3.5 Each of the Sellers will immediately notify in writing the Purchaser and the officiating notary upon receipt of its part of the Consideration. The Parties herewith instruct the officiating notary upon fulfilment of the condition precedent pursuant to Clause 1.2 or the receipt of the executed closing memorandum (see Clause 3.4) to submit an updated shareholders' list of the Company evidencing the Purchaser as holder of the Shares to the Commercial Register of the local court (*Amtsgericht*) Berlin Charlottenburg.

3.6 In case (i) the Closing Conditions under Clauses 3.1 lit. (b) through (d) are not satisfied or waived by the Purchaser by May 24, 2017, or (ii) the Purchaser fails to take the Closing Actions by May 31, 2017 (including), each of the Parties shall be entitled to rescind from this Agreement by written notice to the respective other Parties with a copy being sent to the officiating notary. Such rescission rights shall lapse in any case upon full receipt of the Consideration by the Sellers.

4. Sellers' Warranties

4.1 Each of the Sellers, each individually and not for the other Sellers, hereby guarantees to the Purchaser, subject to the requirements and limitations provided in this Agreement, by way of an independent promise of guarantee (*selbständiges Garantieversprechen*) in accordance with Sec. 311 Para. 1 BGB that the following statements are complete and correct as of the Signing Date and the Closing Date (the "**Sellers' Warranties**"), it being understood that such statements shall not constitute a quality guarantee concerning the object of the purchase within the meaning of Sec. 444 BGB (*Garantie für die Beschaffenheit der Sache*).

4.1.1 The Sellers are the sole legal and beneficial owner of the Shares. The Shares are validly existing, free and clear of any liens, rights, claims and privileges of third parties and the Sellers may freely and without any restrictions dispose of the Shares.

4.1.2 All contributions to the registered share capital of the Company in respect of the Shares have been fully paid in. None of the Sellers has received a repayment of capital contributions.

4.1.3 Except for the provisions of the Company's articles of association, none of the Sellers is bound by any shareholders' agreement or any similar undertaking restricting the transferability of the Shares.

4.1.4 The Company has no outstanding shares, interests or other equity securities of any kind, other than the Shares, and there are no arrangements obliging the Company to issue any such securities or any agreement or arrangement, which gives any person the right to acquire shares or interests in the Company; "interest" within the meaning of this Clause shall not include the virtual shares set forth in **Exhibit 4.1.4**.

4.1.5 No consent from any third party is necessary to validate the transactions described in this Agreement nor shall the execution and delivery of this Agreement or the con-

summation of the transactions described herein cause the breach of any agreement or instrument to which Company or the Sellers is a party or by which it is bound.

4.2 Seller 1 and Seller 2 (collectively, the "**Business Guarantors**") hereby guarantee to the Purchaser, subject to the requirements and limitations provided in this Agreement, by way of an independent promise of guarantee (*selbständiges Garantieversprechen*) in accordance with Sec. 311 Para. 1 BGB that the following statements are complete and correct as of the Signing Date (the "**Business Warranties**"), it being understood that such statements shall not constitute a quality guarantee concerning the object of the purchase within the meaning of Sec. 444 BGB (*Garantie für die Beschaffenheit der Sache*).

4.2.1 Financial Situation

(a) There is no ongoing insolvency proceeding with regard to the Company or any such applications. There are no circumstances which would require an application for insolvency proceedings; furthermore there are no circumstances which would justify the contestation of this Agreement under applicable insolvency law.

(b) As at the Signing Date, the net assets (assets minus provisions and liabilities) of the Company amount to at least € 650,000.00.

4.2.2 Taxes

(a) The Company has duly fulfilled all its tax related obligations in accordance with the applicable statutory provisions, has duly prepared all self-assessment returns, preliminary self-assessment returns and / or tax returns and submitted them in time and has at all times complied with any existing tax related statutory application and submission obligations as per Signing Date.

(b) All taxes, including tax prepayments, social security contributions, other public-law dues and all related duties and charges accessory to taxes have been duly paid and / or withheld when due by the Company in accordance with the applicable statutory provisions as per Signing Date.

4.2.3 Litigation and Claims

(a) There are no lawsuits or arbitration proceedings against the Company pending (*rechtshängig*). No such proceedings have been threatened in writing to the Company.

(b) To the Sellers' Knowledge, there are neither product warranty claims nor product liability claims existing against the Company and no such claims have been threatened in writing to the Company.

4.2.4 Permits

To the Sellers' Knowledge, the Company holds all material permits and licenses required under applicable law to conduct its business as conducted on the Signing Date. To the Sellers' Knowledge, such permits and licenses may not be withdrawn and will not cease to exist as a direct or indirect consequence of the consummation of the transactions contemplated by this Agreement.

4.3 The "**Sellers' Knowledge**" means the actual knowledge of each relevant Seller.

5. Sellers' Liability

5.1 In the event that any of the Sellers' Warranties or the Business Warranties is untrue or inaccurate (in each case a "**Breach**"), the Sellers shall be obliged to put the Purchaser or the Company into the same position that they would have been in if the Sellers' Warranties or the Business Warranties had been true and accurate and the terms of this Agreement had been performed (*Naturalrestitution*). If the Sellers refuse to restitute the Purchaser or the Company in kind or such restitution in kind has not been completed within two (2) months after the Sellers' receipt of the relevant Notice of Sellers' Breach (the "**Restitution Period**"), the Sellers shall be obliged to pay damages for non-performance to the Purchaser or the Company (*kleiner Schadenersatz*).

5.2 If the Purchaser or the Company becomes aware of a Breach or any circumstances which are reasonably likely to result in a Breach after Closing, the Purchaser shall notify the Sellers on a reasonably prompt basis after becoming aware of such Breach or such circumstances, but not later than twenty (20) Business Days after becoming aware (the "**Notice of Seller's Breach**"); provided that the failure to provide such notification shall not relieve the Sellers of their obligations hereunder, except to the extent that the Purchaser is actually and materially prejudiced thereby. Such notification shall state the nature of the Breach and, if and to the extent reasonably possible at that point in time, a good faith estimate of the amount of the losses which are likely to be suffered by the Purchaser or the Company as a result of such Breach.

5.3 The Sellers' liability under the Sellers' Warranties shall be limited to the partial amount of the Consideration (Clause 2.2) actually received by each Seller. Claims under the Sellers' Warranties shall be time-barred within five (5) years after the Signing Date. Sec. 203 BGB shall not apply.

5.4 With respect to the Business Guarantors' liability under the Business Warranties, the following shall apply:

5.4.1 The Business Guarantors shall not be liable for a Breach, if and to the extent that the underlying circumstances (a) have been disclosed to or are otherwise known to the Purchaser or (b) have been disclosed in the financial statements of the Company as of December 31, 2016.

5.4.2 The Business Guarantors shall not be liable for a Breach, if and to the extent that the underlying circumstances are apparent from the documents disclosed in the virtual dataroom furnished by the Business Guarantors to the Purchaser as of May 9, 2017. All such documents were saved to one USB-stick which has been handed over to the acting notary which the Parties instruct herewith to hold in escrow for a period of ten (10) years after the Signing Date. After expiry of the aforementioned time period, the acting notary may destroy the USB-stick without further notice to any Party. Any Party may inspect the USB-stick in the presence of the acting notary and request copies thereof at its own expense. The acting notary has not inspected the USB-stick and its content and is not liable that the content of the USB-stick is retrievable and legible.

5.4.3 The Business Guarantors shall not be liable for a Breach, if and to the extent the Company is entitled to indemnification from the relevant losses from a third party (in particular insurances).

5.4.4 The Business Guarantors shall only be liable for claims under the Business Warranties, to the extent the aggregate amount of such claim exceeds € 100,000.00 (in words: Euro one hundred thousand) (*Freibetrag*).

5.4.5 The total amount to be paid by the Business Guarantors under or in connection with claims under the Business Warranties shall not exceed an aggregate amount equal to € 200,000.00 (in words: Euro two hundred thousand) (the "**Cap**").

5.4.6 All claims under the Business Warranties shall become time-barred 18 months after the Closing Date.

5.5 Except for the Sellers' Warranties and the Business Warranties, all warranties of the Sellers shall be excluded to the fullest extent permissible by law. The Purchaser enters into this Agreement on the basis of its own analysis of the legal and commercial affairs of the Company as well as the market environment. Except for the Sellers' Warranties and the Business Warranties, none of the Sellers has given or made any express or implied warranty or representation in connection with the Company.

5.6 The limitations of the Sellers' liability under this Clause 5 shall not apply in case of fraud or wilful intent (*Arglist oder Vorsatz*).

6. Purchaser's Warranties

6.1 The Purchaser hereby guarantees to the Sellers by way of an independent promise of guarantee (*selbständiges Garantieversprechen*) in accordance with Sec. 311 Para. 1 BGB that the following statements are complete and correct as of the Signing Date.

6.1.1 The Purchaser is duly incorporated and validly existing and has the unrestricted capacity to execute this Agreement and to perform its obligations hereunder. No insolvency proceedings over the assets of the Purchaser have been opened or applied for.

6.1.2 This Agreement constitutes legal, valid, and binding obligations of the Purchaser, enforceable under German law against the Purchaser in accordance with its terms, without any requirements of approvals, consents or clearances of public authorities or any other third parties. The execution and consummation of this Agreement and the performance of the transactions contemplated hereunder will not violate any judicial or governmental order to which any Purchaser is bound or the Purchaser's articles of association.

6.1.3 The Aurora Shares to be transferred to the Sellers are validly existing, free and clear of any liens, rights, claims and privileges of third parties and the Sellers may freely and without any restrictions dispose of the Aurora Shares subject to a four (4) months' hold period after issuance and the lock-up restrictions set out in Clause 8.

6.1.4 The publications and filings made by the Purchaser to the stock market and the supervisory authorities are true and correct and the Purchaser has duly complied with all its disclosure obligations under the applicable laws and regulations.

6.2 The Purchaser as well as Seller 1 and Seller 2 hereby guarantee to the Seller 3 by way of an independent promise of guarantee (*selbständiges Garantieversprechen*) in accordance with Sec. 311 Para. 1 BGB that neither the Purchaser, nor any of its Affiliates have promised or will promise to the Seller 1 and/or the Seller 2 or the Managers or any of their relatives or Affiliates any payments, advantages or emoluments in relation to entering into this Agreement or subsequently thereafter other than payments in the ordinary course of business related to the employment of the Managers by the Company, to the extent such payments are adequate in relation to the size of the Company's business and the responsibilities of the Managers. In case of a breach of this guarantee, the Purchaser as well as Seller 1 and Seller 2 as joint and several debtors shall pay to the Seller 3 the same payments, advantages or emoluments on a Euro-for-Euro-basis. The general partner of the Seller 3 shall be entitled to make claims under this guarantee in its own name and on its own behalf.

6.3 Clauses 5.2, 5.4.6, 5.5 and 5.6 shall apply by analogy with respect to any breach of Purchaser's warranties pursuant to this Clause 6.

7. Conduct of Business until Closing

7.1 The Sellers warrant and undertake that since May 1, 2017 and up until the Closing Date, the business of the Company has been and will be run in the ordinary course and in accordance with past practice. In particular, the Sellers have not received any cash payments or payments in kind or other benefits from the Company, other than salaries as managing directors and travel expense reimbursements in accordance with the applicable employment agreements.

7.2 Each of the Sellers shall repay or redeliver to the Company any and all payments or assets received in breach of Clause 7.1 on a Euro-for-Euro basis. If such repayment or

redelivery is not made within ten (10) Business Days upon a written request by the Purchaser, the Purchaser shall be entitled to request from the relevant Seller payment of the relevant amount to itself as a reduction of the Consideration.

8. Lock-Up

8.1 The Parties will make arrangements with Deutsche Bank, Postbank and Computershare Inc. to have the Seller 1 Consideration Shares and the Seller 2 Consideration Shares, respectively, locked up at Closing and released to Seller 1 and Seller 2, respectively, as described in **Exhibit 8.1** (the "**Release Plan**").

8.2 Seller 1 and Seller 2 hereby undertake not do dispose of the Seller 1 Consideration Shares and Seller 2 Consideration Shares, respectively, unless in accordance with the Release Plan.

8.3 Seller 1 and Seller 2 will provide, during the release period outlined in the Release Plan, account statements to the Purchaser on a quarterly basis on the last day of each calendar quarter to evidence that the undertaking pursuant to Clause 8.2 has been complied with.

8.4 In case of a breach of the undertaking pursuant to Clause 8.2, Seller 1 or Seller 2 (as applicable) shall pay a penalty to the Purchaser in the amount of 50% of the sales proceeds received for the shares disposed of in breach of Clause 8.2.

9. Non-Competition

9.1 The Sellers and the Managers (collectively, the "**Restricted Persons**") shall, for a period of two (2) years from the Closing Date (the "**Restricted Period**") not engage in the trade, wholesale or cultivation of Medical Cannabis in the Federal Republic of Germany, Canada and the Netherlands (the "**Restricted Activity**"). The Restricted Persons shall not establish or acquire, or acquire shares in, or lend money to any business or business entity which conducts a Restricted Activity. It is understood, however, that the Sellers shall each be entitled to acquire up to 10 % of the share capital of a corporation listed on a stock exchange, provided that the relevant Seller is excluded from any control over the management of such listed corporation.

9.2 During the Restricted Period, the Sellers shall not solicit or entice any customer away from the Company or provide any products or services to any customer of the Company within the field of the Restricted Activity, nor solicit or entice anyone away from the Company, or offer employment to or employ or offer or conclude any contract for services with any person who was employed by the Company as managing director or member of the senior management during the six (6) months prior to the Closing Date.

9.3 In case of a breach of the obligations set forth in this Clause 9, the Purchaser may demand that the Sellers refrain from any such future breaches. In addition, the Seller in breach shall be liable to pay to the Purchaser in the event of a breach a contractual penalty in the amount of € 10,000 (in words: Euro ten thousand) for each violation. If the breach is of a continuing or repetitive nature, the penalty shall be payable for each commenced calendar month in which such breach is continued. Further claims for damages shall not be precluded, but the contractual penalty shall be credited (*anrechnen*) against any damage claims of the Purchaser. The breaching Seller shall have the right to demonstrate that the loss actually suffered by the Purchaser and the Company is lower than the contractual penalty.

10. Assignment

The Purchaser may assign this Agreement as a whole (*Vertragsübernahme*) to one of its subsidiaries incorporated under any jurisdiction in Europe, it being understood that the Purchaser remains jointly and severally liable for the fulfilment of all obligations of the assignee under this Agreement after such assignment.

11. No joint liability of Sellers

The Sellers shall under no circumstances be liable to the Purchaser under or in connection with this Agreement as joint and several debtors (*keine Gesamtschuldnerschaft*).

12. Notices

12.1 All notices, requests and other communications in connection with this Agreement shall be made in writing in English and shall be delivered personally or sent by fax or as pdf document containing signatures by e-mail or by internationally recognized next-day courier service to the following addresses or to such other addresses as may be or have been specified by any Party to the other Parties in the same manner:

(a) If to the <u>Seller 1</u> or <u>Manager 1</u>:

Dr. Florian Holzapfel /
Holzapfel-Vermögensverwaltungs-GmbH
Wolfswerder 67
14532 Kleinmachnow
Germany
E-Mail: florian.holz@pfel.eu

(b) If to the Seller 2 or Manager 2:

Patrick Hoffmann /
PNH Verwaltung- und Beteiligungs UG (haftungsbeschränkt)
Eberhard-Roters-Platz 11
10965 Berlin
Germany
E-Mail: patrickhoffmann@gmx.de

(c) If to the Seller 3:

Think.Health Projekt B GmbH & Co. KG
Attn: Dr. Michael Ruoff
Flemingstraße 36
81925 Munich
Germany
Fax: +49 89 72633904
E-Mail: michael.ruoff@think-health.de

(d) If to the Purchaser:

Aurora Cannabis Inc.
Attn. Neil Belot
1500 1199 West Hastings Street

Vancouver, BC V6E 3T5

E-Mail: neil@auroramj.com

with a copy to:

Brownlee LLP
Attn. Jillian Swainson
2200 101-155 102 St.

Edmonton, AB Canada T5J 4G8

Fax: +1 7880-424-3254
E-Mail: jswainson@brownleelaw.com

12.2 The Purchaser hereby grants power of attorney to Hengeler Mueller Partnerschaft von Rechtsanwälten mbB, to be addressed to Dr. Jens Wenzel, Behrenstraße 42, 10117 Berlin, Germany (the "**Purchaser's Agent**"), to receive on behalf of the Purchaser all notices, requests and other communications in connection with this Agreement.

12.3 The Parties shall promptly notify changes of their addresses. Until such notice is received, the previous address shall be valid. For express mailings sent prior to such notice the previous address shall remain valid for up to five (5) Business Days after such notice.

13. Costs and Expenses

13.1 Each Party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and performance of this Agreement.

13.2 The Purchaser shall pay all transfer taxes which arise in accordance with the consummation of this Agreement (if any).

13.3 The Purchaser shall pay all costs relating to or arising from the notarisation of this Agreement.

14. Confidentiality and Announcements

14.1 Each Party shall keep confidential and shall procure that each and every Affiliate of such Party keeps confidential:

(a) the negotiations relating to and concerning this Agreement; and

(b) the subject matter and terms and conditions of this Agreement,

in each case unless and to the extent disclosure is (i) required by law or stock exchange regulations, (ii) made to professional advisors of the Parties in connection with the transactions contemplated in this Agreement, provided that any such disclosure shall only be made if such advisors are subject to professional confidentiality obligations or have specifically agreed in writing to be bound by confidentiality obligations.

14.2 Seller 3 shall be allowed to disclose this Agreement to its limited and managing partners and to communicate its part of the Consideration received to present and future investors of Think.Health Ventures.

14.3 The Parties agree to publish the press release relating to the transaction set out in this Agreement, as mutually agreed to by the Parties in the following manner:

(a) The Purchaser shall publish the press release as required based on regulatory and securities laws governing the Purchaser after close of market of the Toronto Stock Exchange on the Closing Date; and

(b) The Company and the Sellers shall be allowed to publish press releases after the announcement by the Purchaser, it being understood that the Purchaser shall be given the opportunity to review and comment such press releases rea-

sonably in advance, unless such press releases are materially identical to the press release issued by the Purchaser. For the avoidance of doubt, Seller 3 may communicate performance indicators of its investment in the Company in such press releases and in other publications.

15. Definitions, Interpretations

15.1 In this Agreement the following defined terms shall have the meaning ascribed to them hereinafter:

15.1.1 "**Affiliates**" shall mean (i) affiliated companies as defined by Sec. 15 ss. AktG or (ii) any other person or entity who or which, directly or indirectly, controls, is controlled by, or is under common control with such person, including without limitation any stockholder, partner, officer, director, member or fund manager of such person and any investment company, equity fund or source of investment capital now or hereafter existing that is managed or advised or controlled by or under common control with one or more general partners or managing members of, or shares the same management company or advisory company with such person.

15.1.2 "**AktG**" shall mean German Stock Corporations Act (*Aktiengesetz*).

15.1.3 "**BGB**" shall mean German Civil Code (*Bürgerliches Gesetzbuch*).

15.1.4 "**Business Days**" shall mean days on which banks in Berlin are opened to public for business transactions.

15.2 The headings in this Agreement serve to provide a clear structure and shall be ignored in the interpretation of the Agreement. Unless otherwise provided, references to Exhibits, to Sections or to Clauses shall be references to the exhibits, to the sections or to clauses of this Agreement.

15.3 Wherever this Agreement includes English terms after which either in the same provision or elsewhere in this Agreement German terms have been inserted in brackets and/or italics, the respective German terms alone and not the English terms shall be authoritative for the interpretation of the respective provisions.

16. Miscellaneous

16.1 Any amendments and supplements to this Agreement may only be made in writing (*Schriftform*), unless (i) stated otherwise in this agreement or (ii) a stricter form is required by law. This clause shall also apply to any derogation of the written form requirement itself.

16.2 This Agreement and any matters ancillary to it, including any non-contractual claims, such as claims under tort, and matters arising in connection with or following any non-

existence, invalidity or termination of this Agreement, shall be governed by and interpreted in accordance with the substantive laws of the Federal Republic of Germany excluding the UN Convention on Contracts for the International Sale of Goods (CISG). To the extent legally permissible, the regional court (*Landgericht*) of Berlin, Germany, shall have exclusive jurisdiction to settle any dispute arising under or in connection with this Agreement, including any dispute concerning non-contractual claims, such as claims under tort, and disputes arising in connection with or following any non-existence, invalidity or termination of this Agreement.

16.3 If any provision of this Agreement is or becomes invalid or if this Agreement should prove to be incomplete, the remaining provisions shall not be affected thereby. The invalid provision shall be replaced by a legally valid provision or a missing provision shall be added which comes as close as possible to the economic purpose pursued by the Parties and which the Parties would have agreed upon in good faith had they been aware of the invalidity of the provision concerned or the incompleteness, respectively.

Exhibit 3.1 (b)

WAIVER AGREEMENT

This waiver agreement (the "**Agreement**") is entered into between

1. **Holzapfel-Vermögensverwaltungs-GmbH**, a limited liability company under German law with its seat in Zossen, registered with the commercial register of the local court (*Amtsgericht*) Potsdam under HRB 26655 P and with registered business address at Breite 1, 15806 Zossen, Germany (the "**Seller 1**");

2. **PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt)**, a limited liability company under German law with its seat in Berlin, registered with the commercial register of the local court (*Amtsgericht*) Berlin Charlottenburg under HRB 167631 and with registered business address at Eberhard-Roters-Platz 11, 10965 Berlin, Germany (the "**Seller 2**");

3. **Think.Health Projekt B GmbH & Co. KG,** a limited partnership under German law with its seat in Fürstenfeldbruck, registered with the commercial register of the local court (*Amtsgericht*) München under HRA 104679 and with registered business address at Veit-Stoß-Straße 8, 82256 Fürstenfeldbruck, Germany (the "**Seller 3**"; Seller 1, Seller 2 and Seller 3 together the "**Sellers**" and each a "**Seller**");

4. **Dr. Florian Holzapfel**, born July 30, 1975, resident at Wolfswerder 67, 14532 Kleinmachnow, Germany (the "**Manager 1**");

5. **Patrick Hoffmann**, born December 22, 1978, resident at Eberhard-Roters-Platz 11, 10965 Berlin, Germany (the "**Manager 2**"; Manager 1 and Manager 2 together the "**Managers**" and each a "**Manager**"); and

6. **Pedanios GmbH**, a limited liability company under German law with its seat in Berlin, registered with the commercial register of the local court (*Amtsgericht*) Berlin Charlottenburg under HRB 167844 B and with registered business address at Eberhard-Roters-Platz 11, 10965 Berlin, Germany (the "**Target Company**")

(the Sellers, the Target Company and the Managers are collectively referred to as the "**Parties**" and each as a "**Party**").

PRELIMINARY REMARKS

(A) The Sellers are the sole shareholders of the Target Company.

(B) The Sellers sold all Shares in the Target Company to Aurora Cannabis Inc., a corporation under the laws of the province of British Columbia, Canada with a registered office located at 1055 West Georgia Street, 1500 Royal Centre, Vancouver, BC V6E

4N7 Canada, pursuant to a share purchase agreement dated 17/18 May 2017 (notarial deed no. IP 72/2017 of the public notary Dr. Norbert Impelmann with office in Berlin, Germany ("**SPA**")).

(C) In order to effect the release of the Target Company from any and all existing and future liabilities vis-à-vis the Sellers and the Managers, the Sellers and the Managers wish to waive any claims they may have against the Target Company as set forth below.

(D) Capitalised terms in this Agreement shall, unless otherwise defined herein, have the same meaning ascribed to them in the SPA.

NOW, THEREFORE, IT IS AGREED

1. **WAIVER BY THE SELLERS**

1.1 Subject to the condition precedent (*aufschiebende Bedingung*) of the full and irrevocable transfer of the Consideration pursuant to clause 2 of the SPA, each of the Sellers hereby irrevocably waives (*verzichtet auf*), cancels and releases *vis-à-vis* the Target Company to the maximum extent permissible pursuant to applicable law, any claim of the respective Seller against the Target Company, whether known or unknown, actual or contingent, accrued for or unaccrued for.

1.2 The Target Company hereby accepts such waivers, cancellations and releases.

2. **WAIVER BY THE MANAGERS**

2.1 Subject to the condition precedent (*aufschiebende Bedingung*) of the full and irrevocable transfer of the Consideration pursuant to clause 2 of the SPA, each of the Managers hereby irrevocably waives (*verzichtet auf*), cancels and releases *vis-à-vis* the Target Company to the maximum extent permissible pursuant to applicable law, any claim of the respective Manager against the Target Company, whether known or unknown, actual or contingent, accrued for or unaccrued for, except for any claims under their respective service agreements, provided that the relevant agreement has been disclosed vis-à-vis the Purchaser prior to the signing of the SPA.

2.2 The Target Company hereby accepts such waivers, cancellations and releases.

3. **MISCELLANEOUS**

3.1 Save as required by law or by any regulation, rule or any court, governmental or quasi-governmental authority, in relation to any general audit or with the prior written consent of the other Parties, each Party shall keep strictly confidential the existence

and the contents of this Agreement unless disclosure is made to professional advisors subject to a duty of confidentiality, to affiliates or associated companies or funds/investors directly or indirectly invested in a Party as well as their managers/general partners.

3.2 Clause 15 of the SPA shall apply by analogy to this Agreement.

Signed and agreed:

For Holzapfel-Vermögensverwaltungs-GmbH:

____________________________ ____________________________

Name, Position Place, date

For PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt):

____________________________ ____________________________

Name, Position Place, date

For Think.Health Projekt B GmbH & Co. KG:

____________________________ ____________________________

Name, Position Place, date

Exhibit 3.1 (b)

Dr. Florian Holzapfel

Name	Place, date

Patrick Hoffmann

Name	Place, date

For Pedanios GmbH

Name, Position	Place, date

* * *

Exhibit 4.1.4 - Outstanding Virtual Shares

Berechnung VSOP-Boni

Cash-Bewertung	14.000.000,00 €
Kaufpreis je Gründer (Anteile Typ A)	4.544.308,34 €
Anteile je Gründer	12.500
Kaufpreis je Anteil Typ A	363,54 €
Virtueller Ausübungspreis	116,81 €
Bonus je Virt. Anteil	246,73 €

Boni für ausgegebene Virtuelle Anteile	***Anzahl***	***Bonus***
Leitung Produktion/QM (Conni)	385	94.992,85 €
Mitarbeiter Vertrieb/IT (Mario)	128	31.582,04 €
Mitarbeiterin Back Office (Verena)	77	18.998,57 €
Betäubungsmittelverantwortlicher (Thomas)	64	15.791,02 €
Vetrieb Italien (Andrea)	128	31.582,04 €
Summe:		**192.946,51 €**
Wirtschaftliche Last nach Abzug des Steuervorteils		**134.724,90 €**

Exhibit 8.1 - Release Plan

Date	# of shares to be released	total # of released shares released	# of shares locked
May 25,2017			2.447.513
September 25, 2017	407.919	407.919	2.039.594
February 25, 2018	203.959	611.878	1.835.635
May 25, 2018	203.959	815.837	1.631.676
August 25, 2018	203.959	1.019.796	1.427.717
November 25, 2018	203.959	1.223.755	1.223.758
February 25, 2019	203.959	1.427.714	1.019.799
May 25, 2019	203.959	1.631.673	815.840
August 25, 2019	203.959	1.835.632	611.881
November 25, 2019	203.959	2.039.591	407.922
February 25, 2020	203.959	2.243.550	203.963
May 25, 2020	203.963	2.447.513	-

****

After being advised by the notary about the provisions of the German Real Estate Transfer Tax Act (*Grunderwerbsteuergesetz)* the appearing persons confirmed that the Company does not own real property.

The Notary advised the appearing persons that

- Seller and Purchaser are jointly liable for contributions still outstanding if shares have not been fully paid in;
- the company´s assets required to maintain the share capital may not be paid out (sec. 30, 31 GmbHG);
- in the event of any change in the person of the shareholder or in the scope of their stake, that only that person shall be deemed vis-à-vis the Company as shareholder who is identified as such in the list of shareholders which has become part of the commercial registry´s record, and that prior to such reflection in the commercial registry, the Purchaser cannot act as a shareholder of the Company;
- the parties hereto are, by operation of law, jointly and severally liable with respect to the payment of all notarial fees, irrespective of any internal agreement entered into in that respect;
- the notary has not given any advice to the parties hereto neither on laws other than German law nor with respect to the tax effects of the agreements recorded in this deed, nor was he requested to do so;
- the notary, is obliged pursuant to sec. 54 EStDV (In-come-Tax Implementation Ordinance) to submit a certified copy of this deed to the competent tax authority.

****

This Deed including the Exhibits was read aloud to the appearing persons. The German language parts of Exhibit 4.1.4 were translated by the notary into the English language. Thereafter the appearing persons approved the deed including all Exhibits thereto and signed this deed together with the Notary in their own hands as follows:

Dr. Norbert Impelmann
Notar in Berlin

Annex A

Vollmacht

Hiermit erteilen wir, die Think.Health Projekt B GmbH & Co. KG, Fürstenfeldbruck, eingetragen im Handelsregister des Amtsgerichts München zu HRA 104679, vertreten durch Ihre persönlich haftende Gesellschafterin, Think.Health Beteiligungsverwaltung GmbH, Fürstenfeldbruck, eingetragen im Handelsregister des Amtsgerichts München zu HRB 216871, diese vertreten durch ihren zur Einzelvertretung berechtigten und von den Beschränkungen des § 181 BGB befreiten Geschäftsführer Dr. Michael Ruoff, München, geboren 27. November 1975,

Herrn Dr. Florian Holzapfel,
geboren am 30. Juli 1975 (der "**Bevollmächtigte**"),

unter Ausschluss jeglicher persönlichen Haftung, Vollmacht, uns beim Abschluss des hier als Anlage im Entwurf (samt seiner Anlagen) beigefügten Share Purchase and Transfer Agreement zwischen Holzapfel-Vermögensverwaltungs-GmbH, PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt), Think.Health Projekt B GmbH & Co. KG, Aurora Cannabis Inc., dem Bevollmächtigten und Herrn Patrick Hoffmann, zu vertreten.

Der Bevollmächtigte ist von den Beschränkungen des § 181 BGB befreit.

Diese Vollmacht und ihre Auslegung unterliegen dem Recht der Bundesrepublik Deutschland.

18. Mai 2017

Für Think.Health Projekt B GmbH & Co. KG,
vertreten durch Think.Health Beteiligungsverwaltung GmbH:

Dr. Michael Ruoff
(Geschäftsführer)

* * *

MR

Document Roll no. IP 72/2017
(Printed on one side only)

Recorded

in Berlin on 17/18 May 2017

Before me, the undersigned notary

Dr. Norbert Impelmann

with business address at Potsdamer Platz 8, 10117 Berlin,

the following persons appeared today:

1. Dr. Florian Holzapfel,
born on 30 July 1975,
resident at Wolfswerder 67, 14532 Kleinmachnow;
identified by his valid German identity card with photo,

hereafter acting

(a) in his own name;

(b) as managing director, exempted from the restrictions of sec. 181 German Civil Code, with the power of sole representation for and on behalf of

Holzapfel-Vermögensverwaltungs-GmbH, a limited liability company under German law with its seat in Zossen, registered with the commercial

register of the local court (*Amtsgericht*) Potsdam under HRB 26655 P and with registered business address at Breite 1, 15806 Zossen, Germany; and

(c) as representative without personal liability on the basis of a written power of attorney which was presented as pdf copy and which is attached to this deed as **Annex A** on behalf of

Think.Health Projekt B GmbH & Co. KG, a limited partnership under German law with its seat in Fürstenfeldbruck, registered with the commercial register of the local court (*Amtsgericht*) Munich under HRA 104679 and with registered business address at Veit-Stoß-Straße 8, 82256 Fürstenfeldbruck, Germany.

The original of the power of attorney will be sent to the notary and attached to this deed.

2. Patrick Hoffmann,
born on 22 December 1978,
resident at Eberhard-Roters-Platz 11, 10965 Berlin, Germany;
identified by his valid German identity card with photo,

hereafter acting

(a) in his own name;

(b) as managing director, exempted from the restrictions of sec. 181 German Civil Code, with the power of sole representation for and on behalf of

PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt), a limited liability company under German law with its seat in Berlin, registered with the commercial register of the local court (*Amtsgericht*) Berlin Charlottenburg under HRB 167631 B and with registered business address at Eberhard-Roters-Platz 11, 10965 Berlin, Germany.

Further to today's inspection of the commercial register of the local courts in Berlin Charlottenburg regarding HRB 167631 B and in Potsdam regarding HRB 26655 P the Notary confirms in accordance with sec. 21 Federal Regulation for Notaries (*Bundesnotarordnung*) that the above information regarding the companies registered in Potsdam and Berlin and their representation is correct.

3. Neil Belot,
born on 14 February 1980,
business address: 1055 West Georgia Street, 1500 Royal Centre, Vancouver, BC V6E 4N7 Canada,
identified by his valid Canadian passport with photo,

hereafter acting not in his own name but on the basis of a resolution of the directors as appointed respresentative for and on behalf of

Aurora Cannabis Inc., a corporation under the laws of the province of British Columbia, Canada, incorporation number BC0777982, with a registered office located at 1055 West Georgia Street, 1500 Royal Centre, Vancouver, BC V6E 4N7 Canada,

Mr. Belot presented the pdf of a certificate dated 16 May 2017 of Jillian L. Swainson confirming his capacity which is attached to this deed as **Annex B** and stated that he had the authority to bind Aurora Cannabis Inc.

The notary further advised the appearing persons that he is not familiar with Canadian law and can therefore not assess whether the representation details and capacity confirmation included in the certificate attached as Annex B are correct.

The recording Notary asked the persons appearing whether he or any of the lawyers with whom he is associated for the purpose of joint professional practice is or was involved in the subject matter of this notarisation otherwise than by virtue of the office of a notary (prior involvement within the meaning of section 3 para. 1 sentence 1 No. 7 of the Notarial Recording Act (*Beurkundungsgesetz*)). The question was answered in the negative.

The persons appearing requested that the notarial deed be recorded in the English language. The Notary, who has sufficient command of the English language, assured himself that the persons appearing have sufficient command of the English language. Instructed about their rights under Section 16 para. 2 and para. 3 Notarial Recording Act (*Beurkundungsgesetz*) the persons appearing waived their rights to request for a sworn interpreter and a translation of the notarial deed in their mother language. As parts of Exhibit 4.1.4 contain also German text Mr. Belot, who has no sufficient command of the German language, requested that this German text be translated for him by the notary, who is not a sworn translator, into the English language. After being advised by the notary Mr. Belot waived the right to have a sworn translator present or a written translation prepared prior to the recording.

Acting as set out above the appearing persons requested the notarisation of the following:

MR

Share Purchase and Transfer Agreement

between

(1) **Holzapfel-Vermögensverwaltungs-GmbH**
a limited liability company under German law with its seat in Zossen, registered with the commercial register of the local court (*Amtsgericht*) Potsdam under HRB 26655 P and with registered business address at Breite 1, 15806 Zossen, Germany

- hereinafter referred to as the "**Seller 1**" -

(2) **PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt)**
a limited liability company under German law with its seat in Berlin, registered with the commercial register of the local court (*Amtsgericht*) Berlin Charlottenburg under HRB 167631 and with registered business address at Eberhard-Roters-Platz 11, 10965 Berlin, Germany

- hereinafter referred to as "**Seller 2**" -

(3) **Think.Health Projekt B GmbH & Co. KG**
a limited partnership under German law with its seat in Fürstenfeldbruck, registered with the commercial register of the local court (*Amtsgericht*) München under HRA 104679 and with registered business address at Veit-Stoß-Straße 8, 82256 Fürstenfeldbruck, Germany

- hereinafter referred to as the "**Seller 3**" -

- Seller 1, Seller 2 and Seller 3 collectively hereinafter referred to as the "**Sellers**" and each of them individually as a "**Seller**" -

(4) **Aurora Cannabis Inc.**
a corporation under the laws of the province of British Columbia, Canada with a registered office located at 1055 West Georgia Street, 1500 Royal Centre, Vancouver, BC V6E 4N7 Canada

- hereinafter referred to as "**Purchaser**" -

- the Sellers and the Purchaser collectively hereinafter referred to as the "**Parties**" and each of them individually as a "**Party**" -

(5) **Dr. Florian Holzapfel,**
born July 30, 1975
resident at Wolfswerder 67, 14532 Kleinmachnow, Germany

- hereinafter referred to as "**Manager 1**" -

MR

(6) **Patrick Hoffmann,**
born December 22, 1978
resident at Eberhard-Roters-Platz 11, 10965 Berlin, Germany

- hereinafter referred to as "**Manager 2**" -

- the Manager 1 and Manager 2 collectively hereinafter referred to as the "**Managers**" and each of them individually as a "**Manager**" -

Recitals

(A) Pedanios GmbH is a limited liability company under German law with its seat in Berlin, registered with the commercial register of the local court (*Amtsgericht*) Berlin Charlottenburg under HRB 167844 B and with registered business address at Eberhard-Roters-Platz 11, 10965 Berlin, Germany (the "**Company**"). The Company's registered share capital amounts to € 32,063 and is divided into 32,063 shares in the nominal amount of € 1,00 each. The Company is a registered wholesaler for Medical Cannabis in Germany.

(B) The Sellers hold all shares in the Company (the "**Shares**") as follows:

(i) Seller 1: 12,500 shares of type A with the consecutive numbers 1 through 500 and 1,001 through 13,000 (the "**Seller 1 Shares**");

(ii) Seller 2: 12,500 shares of type A with the consecutive numbers 501 through 1,000 and 13,001 through 25,000 (the "**Seller 2 Shares**"); and

(iii) Seller 3: 7,063 shares of Type B with the consecutive numbers 25,001 through 32,063 (the "**Seller 3 Shares**").

(C) The Purchaser intends to acquire the Shares for a consideration made up of cash payments and shares in the Purchaser.

NOW THEREFORE, the Parties agree as follows:

1. Sale and Purchase

1.1 The Sellers hereby sell the Shares to the Purchaser as follows:

(a) Seller 1 sells the Seller 1 Shares to the Purchaser;

(b) Seller 2 sells the Seller 2 Shares to the Purchaser;

(c) Seller 3 sells the Seller 3 Shares to the Purchaser;

M

The sale shall have economic effect as of the date of completion of this notarization of this Agreement ("**Signing Date**") and shall include the right to all dividends distributed after the Signing Date.

1.2 The Sellers hereby assign the Shares to the Purchaser as sold pursuant to Clause 1.1 subject to the condition precedent of the full and irrevocable transfer of the Consideration pursuant to Clause 2.

1.3 For the avoidance of doubt, before the receipt of the full Consideration by the Sellers, the Purchaser shall not be allowed or authorized to exercise any rights associated with the Shares. The entry into this Agreement by the Sellers shall not be construed as granting a power of attorney to the Purchaser.

1.4 As a precaution, the Sellers hereby hold a shareholders' meeting of the Company – waiving all formalities and notice periods prescribed by law and / or by the articles of association for calling and holding a shareholders' meeting – and resolve to consent to the transfer of the Shares under Clause 1.2. Furthermore, the Sellers hereby waive their pre-emptive rights, co-sale rights, tag-along rights and all other transfer restrictions stated in the articles of association of the Company.

2. Consideration

2.1 The consideration for the Shares shall amount to

€ 13,865,275.10

(in words: thirteen million eight hundred sixty-five thousand two hundred seventy-five Euros and ten Cents)

(the "**Consideration**"). The Consideration shall be divided into cash and shares in the Purchaser ("**Aurora Shares**") as stated in Clause 2.2.

2.2 The Consideration shall be allocated to the Shares as follows:

(a) Seller 1 shall receive a partial consideration for the Seller 1 Shares of € 4,491,~~019.16~~ 784.83, of which € 1.0 million shall be paid in cash and the remaining amount shall be paid in 2,447,513 Aurora Shares (the "**Seller 1 Consideration Shares**"); MR

(b) Seller 2 shall receive a partial consideration for the Seller 2 Shares of € 4,491,~~019.16~~, of which € 1.0 million shall be paid in cash and the remaining amount shall be paid in 2,447,513 Aurora Shares (the "**Seller 2 Consideration Shares**"); and MR

(c) Seller 3 shall receive a consideration for the Seller 3 Shares of € 4,881,~~781.34~~ 705.44, which shall be paid in 3,421,756 Aurora Shares (the "**Seller 3 Consideration Shares**"). MR

MR

2.3 The Consideration shall be due and payable promptly upon the satisfaction of the Closing Conditions to the following cash and securities bank accounts:

2.3.1 The cash payable to Seller 1 to the following cash bank account:

Holder: Holzapfel-Vermögensverwaltungs-GmbH
Bank: Deutsche Bank Privat- und Geschäftskunden AG
IBAN: DE36 8607 0024 0385 9956 00
BIC: DEUTDEDBLEG

2.3.2 The Seller 1 Consideration Shares to the following securities bank account:

Holder: Holzapfel-Vermögensverwaltungs-GmbH
Bank: Deutsche Bank Privat- und Geschäftskunden AG
IBAN: DE36 8607 0024 0385 9956 00
BIC: DEUTDEDBLEG

2.3.3 The cash payable to Seller 2 to the following cash bank account:

Holder: PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt)
Bank: Postbank
IBAN: DE53 1001 0010 0854 3721 06
BIC: PBNKDEFF

2.3.4 The Seller 2 Consideration Shares to the following securities bank account:

Holder: PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt)
Bank: Postbank
IBAN: DE29 3701 1000 0612 8776 17
BIC: PBNKDEFF

2.3.5 The Seller 3 Consideration Shares to the following securities bank account or any other securities bank account nominated by the Seller 3 to the Purchaser in writing at the latest by May 18, 2017, 24:00 CEST (for the avoidance of doubt, Clause 12.1 shall apply):

Holder: Think.Health Projekt B GmbH & Co. KG
Bank: Unicredit HypoVereinsbank
IBAN: DE17 70020270 0015828295
BIC: HYVEDEMMXXX

2.4 The Consideration shall be deemed paid or delivered, when the funds or Aurora Shares are irrevocably credited to the relevant cash/securities bank accounts of the Sellers.

3. Closing

3.1 The consummation of the transactions contemplated by this Agreement (the "**Closing**") shall be subject to the following conditions precedent (*aufschiebende Bedingungen*) (the "**Closing Conditions**"):

(a) Approval of this Agreement and transaction related thereto by the TSX Venture Exchange;

(b) The Sellers, the Managers and the Purchaser shall have executed a waiver agreement substantially in such form and content as the draft attached hereto as **Exhibit 3.1(b)** (the "**Waiver Agreement**");

(c) Manager 1 and Manager 2 have entered into Employment Agreements with the Company that are satisfactory to the Purchaser, acting reasonably, and which are subject to Closing; and

(d) Approval of this Agreement and the issuance of the new Aurora Shares to the Sellers by the board of directors of the Purchaser.

The Closing Conditions are for the benefit of the Purchaser and may be waived by the Purchaser at any time.

3.2 The Purchaser shall use its best efforts to satisfy the Closing Conditions as soon as possible. The Purchaser shall promptly provide to the Sellers and the officiating notary a scan copy of the documents evidencing the satisfaction of each Closing Condition.

3.3 Promptly upon the satisfaction of the Closing Conditions, the Purchaser shall take the following actions (the "**Closing Actions**"):

3.3.1 Pay the cash component of the Consideration in accordance with Clause 2;

3.3.2 Deliver the Seller 1 Consideration Shares, the Seller 2 Consideration Shares, and the Seller 3 Consideration Shares to the Seller 1, the Seller 2, and the Seller 3 in accordance with Clause 2; and

3.3.3 Issue the press release (in agreed form) announcing the transaction contemplated hereby to the public, it being understood that such press release shall be issued after the close of the trading market at the TSX Venture Exchange.

The day, on which the Purchaser has taken all Closing Actions shall be referred to as the "**Closing Date**".

3.4 If and as soon as all Closing Actions have been taken and the Consideration received by the Sellers, the Parties will sign a closing memorandum satisfactory to the Purchaser, acting reasonably, confirming, *inter alia*, that the transfer of the Shares and the waiver of the claims under the Waiver Agreement have become effective.

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3.5 Each of the Sellers will immediately notify in writing the Purchaser and the officiating notary upon receipt of its part of the Consideration. The Parties herewith instruct the officiating notary upon fulfilment of the condition precedent pursuant to Clause 1.2 or the receipt of the executed closing memorandum (see Clause 3.4) to submit an updated shareholders' list of the Company evidencing the Purchaser as holder of the Shares to the Commercial Register of the local court (*Amtsgericht*) Berlin Charlottenburg.

3.6 In case (i) the Closing Conditions under Clauses 3.1 lit. (b) through (d) are not satisfied or waived by the Purchaser by May 24, 2017, or (ii) the Purchaser fails to take the Closing Actions by May 31, 2017 (including), each of the Parties shall be entitled to rescind from this Agreement by written notice to the respective other Parties with a copy being sent to the officiating notary. Such rescission rights shall lapse in any case upon full receipt of the Consideration by the Sellers.

4. Sellers' Warranties

4.1 Each of the Sellers, each individually and not for the other Sellers, hereby guarantees to the Purchaser, subject to the requirements and limitations provided in this Agreement, by way of an independent promise of guarantee (*selbständiges Garantieversprechen*) in accordance with Sec. 311 Para. 1 BGB that the following statements are complete and correct as of the Signing Date and the Closing Date (the "**Sellers' Warranties**"), it being understood that such statements shall not constitute a quality guarantee concerning the object of the purchase within the meaning of Sec. 444 BGB (*Garantie für die Beschaffenheit der Sache*).

4.1.1 The Sellers are the sole legal and beneficial owner of the Shares. The Shares are validly existing, free and clear of any liens, rights, claims and privileges of third parties and the Sellers may freely and without any restrictions dispose of the Shares.

4.1.2 All contributions to the registered share capital of the Company in respect of the Shares have been fully paid in. None of the Sellers has received a repayment of capital contributions.

4.1.3 Except for the provisions of the Company's articles of association, none of the Sellers is bound by any shareholders' agreement or any similar undertaking restricting the transferability of the Shares.

4.1.4 The Company has no outstanding shares, interests or other equity securities of any kind, other than the Shares, and there are no arrangements obliging the Company to issue any such securities or any agreement or arrangement, which gives any person the right to acquire shares or interests in the Company; "interest" within the meaning of this Clause shall not include the virtual shares set forth in **Exhibit 4.1.4**.

4.1.5 No consent from any third party is necessary to validate the transactions described in this Agreement nor shall the execution and delivery of this Agreement or the con-

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summation of the transactions described herein cause the breach of any agreement or instrument to which Company or the Sellers is a party or by which it is bound.

4.2 Seller 1 and Seller 2 (collectively, the "**Business Guarantors**") hereby guarantee to the Purchaser, subject to the requirements and limitations provided in this Agreement, by way of an independent promise of guarantee (*selbständiges Garantieversprechen*) in accordance with Sec. 311 Para. 1 BGB that the following statements are complete and correct as of the Signing Date (the "**Business Warranties**"), it being understood that such statements shall not constitute a quality guarantee concerning the object of the purchase within the meaning of Sec. 444 BGB (*Garantie für die Beschaffenheit der Sache*).

4.2.1 Financial Situation

(a) There is no ongoing insolvency proceeding with regard to the Company or any such applications. There are no circumstances which would require an application for insolvency proceedings; furthermore there are no circumstances which would justify the contestation of this Agreement under applicable insolvency law.

(b) As at the Signing Date, the net assets (assets minus provisions and liabilities) of the Company amount to at least € 650,000.00.

4.2.2 Taxes

(a) The Company has duly fulfilled all its tax related obligations in accordance with the applicable statutory provisions, has duly prepared all self-assessment returns, preliminary self-assessment returns and / or tax returns and submitted them in time and has at all times complied with any existing tax related statutory application and submission obligations as per Signing Date.

(b) All taxes, including tax prepayments, social security contributions, other public-law dues and all related duties and charges accessory to taxes have been duly paid and / or withheld when due by the Company in accordance with the applicable statutory provisions as per Signing Date.

4.2.3 Litigation and Claims

(a) There are no lawsuits or arbitration proceedings against the Company pending (*rechtshängig*). No such proceedings have been threatened in writing to the Company.

(b) To the Sellers' Knowledge, there are neither product warranty claims nor product liability claims existing against the Company and no such claims have been threatened in writing to the Company.

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4.2.4 Permits

To the Sellers' Knowledge, the Company holds all material permits and licenses required under applicable law to conduct its business as conducted on the Signing Date. To the Sellers' Knowledge, such permits and licenses may not be withdrawn and will not cease to exist as a direct or indirect consequence of the consumation of the transactions contemplated by this Agreement.

4.3 The "**Sellers' Knowledge**" means the actual knowledge of each relevant Seller.

5. Sellers' Liability

5.1 In the event that any of the Sellers' Warranties or the Business Warranties is untrue or inaccurate (in each case a "**Breach**"), the Sellers shall be obliged to put the Purchaser or the Company into the same position that they would have been in if the Sellers' Warranties or the Business Warranties had been true and accurate and the terms of this Agreement had been performed (*Naturalrestitution*). If the Sellers refuse to restitute the Purchaser or the Company in kind or such restitution in kind has not been completed within two (2) months after the Sellers' receipt of the relevant Notice of Sellers' Breach (the "**Restitution Period**"), the Sellers shall be obliged to pay damages for non-performance to the Purchaser or the Company (*kleiner Schadenersatz*).

5.2 If the Purchaser or the Company becomes aware of a Breach or any circumstances which are reasonably likely to result in a Breach after Closing, the Purchaser shall notify the Sellers on a reasonably prompt basis after becoming aware of such Breach or such circumstances, but not later than twenty (20) Business Days after becoming aware (the "**Notice of Seller's Breach**"); provided that the failure to provide such notification shall not relieve the Sellers of their obligations hereunder, except to the extent that the Purchaser is actually and materially prejudiced thereby. Such notification shall state the nature of the Breach and, if and to the extent reasonably possible at that point in time, a good faith estimate of the amount of the losses which are likely to be suffered by the Purchaser or the Company as a result of such Breach.

5.3 The Sellers' liability under the Sellers' Warranties shall be limited to the partial amount of the Consideration (Clause 2.2) actually received by each Seller. Claims under the Sellers' Warranties shall be time-barred within five (5) years after the Signing Date. Sec. 203 BGB shall not apply.

5.4 With respect to the Business Guarantors' liability under the Business Warranties, the following shall apply:

5.4.1 The Business Guarantors shall not be liable for a Breach, if and to the extent that the underlying circumstances (a) have been disclosed to or are otherwise known to the Purchaser or (b) have been disclosed in the financial statements of the Company as of December 31, 2016.

5.4.2 The Business Guarantors shall not be liable for a Breach, if and to the extent that the underlying circumstances are apparent from the documents disclosed in the virtual dataroom furnished by the Business Guarantors to the Purchaser as of May 9, 2017. All such documents were saved to one USB-stick which has been handed over to the acting notary which the Parties instruct herewith to hold in escrow for a period of ten (10) years after the Signing Date. After expiry of the aforementioned time period, the acting notary may destroy the USB-stick without further notice to any Party. Any Party may inspect the USB-stick in the presence of the acting notary and requests copies thereof at its own expense. The acting notary has not inspected the USB-stick and its content and is not liable that the content of the USB-stick is retrievable and legible.

5.4.3 The Business Guarantors shall not be liable for a Breach, if and to the extent the Company is entitled to indemnification from the relevant losses from a third party (in particular insurances).

5.4.4 The Business Guarantors shall only be liable for claims under the Business Warranties, to the extent the aggregate amount of such claim exceeds € 100,000.00 (in words: Euro one hundred thousand) (*Freibetrag*).

5.4.5 The total amount to be paid by the Business Guarantors under or in connection with claims under the Business Warranties shall not exceed an aggregate amount equal to € 200,000.00 (in words: Euro two hundred thousand) (the "**Cap**").

5.4.6 All claims under the Business Warranties shall become time-barred 18 months after the Closing Date.

5.5 Except for the Sellers' Warranties and the Business Warranties, all warranties of the Sellers shall be excluded to the fullest extent permissible by law. The Purchaser enters into this Agreement on the basis of its own analysis of the legal and commercial affairs of the Company as well as the market environment. Except for the Sellers' Warranties and the Business Warranties, none of the Sellers has given or made any express or implied warranty or representation in connection with the Company.

5.6 The limitations of the Sellers' liability under this Clause 5 shall not apply in case of fraud or wilful intent (*Arglist oder Vorsatz*).

6. Purchaser's Warranties

6.1 The Purchaser hereby guarantees to the Sellers by way of an independent promise of guarantee (*selbständiges Garantieversprechen*) in accordance with Sec. 311 Para. 1 BGB that the following statements are complete and correct as of the Signing Date.

6.1.1 The Purchaser is duly incorporated and validly existing and has the unrestricted capacity to execute this Agreement and to perform its obligations hereunder. No insolvency proceedings over the assets of the Purchaser have been opened or applied for.

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6.1.2 This Agreement constitutes legal, valid, and binding obligations of the Purchaser, enforceable under German law against the Purchaser in accordance with its terms, without any requirements of approvals, consents or clearances of public authorities or any other third parties. The execution and consummation of this Agreement and the performance of the transactions contemplated hereunder will not violate any judicial or governmental order to which any Purchaser is bound or the Purchaser's articles of association.

6.1.3 The Aurora Shares to be transferred to the Sellers are validly existing, free and clear of any liens, rights, claims and privileges of third parties and the Sellers may freely and without any restrictions dispose of the Aurora Shares subject to a four (4) months' hold period after issuance and the lock-up restrictions set out in Clause 8.

6.1.4 The publications and filings made by the Purchaser to the stock market and the supervisory authorities are true and correct and the Purchaser has duly complied with all its disclosure obligations under the applicable laws and regulations.

6.2 The Purchaser as well as Seller 1 and Seller 2 hereby guarantee to the Seller 3 by way of an independent promise of guarantee (*selbständiges Garantieversprechen*) in accordance with Sec. 311 Para. 1 BGB that neither the Purchaser, nor any of its Affiliates have promised or will promise to the Seller 1 and/or the Seller 2 or the Managers or any of their relatives or Affiliates any payments, advantages or emoluments in relation to entering into this Agreement or subsequently thereafter other than payments in the ordinary course of business related to the employment of the Managers by the Company, to the extent such payments are adequate in relation to the size of the Company's business and the responsibilities of the Managers. In case of a breach of this guarantee, the Purchaser as well as Seller 1 and Seller 2 as joint and several debtors shall pay to the Seller 3 the same payments, advantages or emoluments on a Euro-for-Euro-basis. The general partner of the Seller 3 shall be entitled to make claims under this guarantee in its own name and on its own behalf.

6.3 Clauses 5.2, 5.4.6, 5.5 and 5.6 shall apply by analogy with respect to any breach of Purchaser's warranties pursuant to this Clause 6.

7. Conduct of Business until Closing

7.1 The Sellers warrant and undertake that since May 1, 2017 and up until the Closing Date, the business of the Company has been and will be run in the ordinary course and in accordance with past practice. In particular, the Sellers have not received any cash payments or payments in kind or other benefits from the Company, other than salaries as managing directors and travel expense reimbursements in accordance with the applicable employment agreements.

7.2 Each of the Sellers shall repay or redeliver to the Company any and all payments or assets received in breach of Clause 7.1 on a Euro-for-Euro basis. If such repayment or

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redelivery is not made within ten (10) Business Days upon a written request by the Purchaser, the Purchaser shall be entitled to request from the relevant Seller payment of the relevant amount to itself as a reduction of the Consideration.

8. Lock-Up

8.1 The Parties will make arrangements with Deutsche Bank, Postbank and Computershare Inc. to have the Seller 1 Consideration Shares and the Seller 2 Consideration Shares, respectively, locked up at Closing and released to Seller 1 and Seller 2, respectively, as described in **Exhibit 8.1** (the "**Release Plan**").

8.2 Seller 1 and Seller 2 hereby undertake not do dispose of the Seller 1 Consideration Shares and Seller 2 Consideration Shares, respectively, unless in accordance with the Release Plan.

8.3 Seller 1 and Seller 2 will provide, during the release period outlined in the Release Plan, account statements to the Purchaser on a quarterly basis on the last day of each calendar quarter to evidence that the undertaking pursuant to Clause 8.2 has been complied with.

8.4 In case of a breach of the undertaking pursuant to Clause 8.2, Seller 1 or Seller 2 (as applicable) shall pay a penalty to the Purchaser in the amount of 50% of the sales proceeds received for the shares disposed of in breach of Clause 8.2.

9. Non-Competition

9.1 The Sellers and the Managers (collectively, the "**Restricted Persons**") shall, for a period of two (2) years from the Closing Date (the "**Restricted Period**") not engage in the trade, wholesale or cultivation of Medical Cannabis in the Federal Republic of Germany, Canada and the Netherlands (the "**Restricted Activity**"). The Restricted Persons shall not establish or acquire, or acquire shares in, or lend money to any business or business entity which conducts a Restricted Activity. It is understood, however, that the Sellers shall each be entitled to acquire up to 10 % of the share capital of a corporation listed on a stock exchange, provided that the relevant Seller is excluded from any control over the management of such listed corporation.

9.2 During the Restricted Period, the Sellers shall not solicit or entice any customer away from the Company or provide any products or services to any customer of the Company within the field of the Restricted Activity, nor solicit or entice anyone away from the Company, or offer employment to or employ or offer or conclude any contract for services with any person who was employed by the Company as managing director or member of the senior management during the six (6) months prior to the Closing Date.

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9.3 In case of a breach of the obligations set forth in this Clause 9, the Purchaser may demand that the Sellers refrain from any such future breaches. In addition, the Seller in breach shall be liable to pay to the Purchaser in the event of a breach a contractual penalty in the amount of € 10,000 (in words: Euro ten thousand) for each violation. If the breach is of a continuing or repetitive nature, the penalty shall be payable for each commenced calendar month in which such breach is continued. Further claims for damages shall not be precluded, but the contractual penalty shall be credited (*anrechnen*) against any damage claims of the Purchaser. The breaching Seller shall have the right to demonstrate that the loss actually suffered by the Purchaser and the Company is lower than the contractual penalty.

10. Assignment

The Purchaser may assign this Agreement as a whole (*Vertragsübernahme*) to one of its subsidiaries incorporated under any jurisdiction in Europe, it being understood that the Purchaser remains jointly and severally liable for the fulfilment of all obligations of the assignee under this Agreement after such assignment.

11. No joint liability of Sellers

The Sellers shall under no circumstances be liable to the Purchaser under or in connection with this Agreement as joint and several debtors (*keine Gesamtschuldnerschaft*).

12. Notices

12.1 All notices, requests and other communications in connection with this Agreement shall be made in writing in English and shall be delivered personally or sent by fax or as pdf document containing signatures by e-mail or by internationally recognized next-day courier service to the following addresses or to such other addresses as may be or have been specified by any Party to the other Parties in the same manner:

(a) If to the Seller 1 or Manager 1:

Dr. Florian Holzapfel /
Holzapfel-Vermögensverwaltungs-GmbH
Wolfswerder 67
14532 Kleinmachnow
Germany
E-Mail: florian.holz@pfel.eu

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(b) If to the Seller 2 or Manager 2:

Patrick Hoffmann /
PNH Verwaltung- und Beteiligungs UG (haftungsbeschränkt)
Eberhard-Roters-Platz 11
10965 Berlin
Germany
E-Mail: patrickhoffmann@gmx.de

(c) If to the Seller 3:

Think.Health Projekt B GmbH & Co. KG
Attn: Dr. Michael Ruoff
Flemingstraße 36
81925 Munich
Germany
Fax: +49 89 72633904
E-Mail: michael.ruoff@think-health.de

(d) If to the Purchaser:

Aurora Cannabis Inc.
Attn. Neil Belot
1500 1199 West Hastings Street

Vancouver, BC V6E 3T5

E-Mail: neil@auroramj.com

with a copy to:

Brownlee LLP
Attn. Jillian Swainson
2200 101-155 102 St.

Edmonton, AB Canada T5J 4G8

Fax: +1 7880-424-3254
E-Mail: jswainson@brownleelaw.com

12.2 The Purchaser hereby grants power of attorney to Hengeler Mueller Partnerschaft von Rechtsanwälten mbB, to be addressed to Dr. Jens Wenzel, Behrenstraße 42, 10117 Berlin, Germany (the **"Purchaser's Agent"**), to receive on behalf of the Purchaser all notices, requests and other communications in connection with this Agreement.

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12.3 The Parties shall promptly notify changes of their addresses. Until such notice is received, the previous address shall be valid. For express mailings sent prior to such notice the previous address shall remain valid for up to five (5) Business Days after such notice.

13. Costs and Expenses

13.1 Each Party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and performance of this Agreement.

13.2 The Purchaser shall pay all transfer taxes which arise in accordance with the consummation of this Agreement (if any).

13.3 The Purchaser shall pay all costs relating to or arising from the notarisation of this Agreement.

14. Confidentiality and Announcements

14.1 Each Party shall keep confidential and shall procure that each and every Affiliate of such Party keeps confidential:

(a) the negotiations relating to and concerning this Agreement; and

(b) the subject matter and terms and conditions of this Agreement,

in each case unless and to the extent disclosure is (i) required by law or stock exchange regulations, (ii) made to professional advisors of the Parties in connection with the transactions contemplated in this Agreement, provided that any such disclosure shall only be made if such advisors are subject to professional confidentiality obligations or have specifically agreed in writing to be bound by confidentiality obligations.

14.2 Seller 3 shall be allowed to disclose this Agreement to its limited and managing partners and to communicate its part of the Consideration received to present and future investors of Think.Health Ventures.

14.3 The Parties agree to publish the press release relating to the transaction set out in this Agreement, as mutually agreed to by the Parties in the following manner:

(a) The Purchaser shall publish the press release as required based on regulatory and securities laws governing the Purchaser after close of market of the Toronto Stock Exchange on the Closing Date; and

(b) The Company and the Sellers shall be allowed to publish press releases after the announcement by the Purchaser, it being understood that the Purchaser shall be given the opportunity to review and comment such press releases rea-

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sonably in advance, unless such press releases are materially identical to the press release issued by the Purchaser. For the avoidance of doubt, Seller 3 may communicate performance indicators of its investment in the Company in such press releases and in other publications.

15. Definitions, Interpretations

15.1 In this Agreement the following defined terms shall have the meaning ascribed to them hereinafter:

15.1.1 **"Affiliates"** shall mean (i) affiliated companies as defined by Sec. 15 ss. AktG or (ii) any other person or entity who or which, directly or indirectly, controls, is controlled by, or is under common control with such person, including without limitation any stockholder, partner, officer, director, member or fund manager of such person and any investment company, equity fund or source of investment capital now or hereafter existing that is managed or advised or controlled by or under common control with one or more general partners or managing members of, or shares the same management company or advisory company with such person.

15.1.2 **"AktG"** shall mean German Stock Corporations Act (*Aktiengesetz*).

15.1.3 **"BGB"** shall mean German Civil Code (*Bürgerliches Gesetzbuch*).

15.1.4 **"Business Days"** shall mean days on which banks in Berlin are opened to public for business transactions.

15.2 The headings in this Agreement serve to provide a clear structure and shall be ignored in the interpretation of the Agreement. Unless otherwise provided, references to Exhibits, to Sections or to Clauses shall be references to the exhibits, to the sections or to clauses of this Agreement.

15.3 Wherever this Agreement includes English terms after which either in the same provision or elsewhere in this Agreement German terms have been inserted in brackets and/or italics, the respective German terms alone and not the English terms shall be authoritative for the interpretation of the respective provisions.

16. Miscellaneous

16.1 Any amendments and supplements to this Agreement may only be made in writing (*Schriftform*), unless (i) stated otherwise in this agreement or (ii) a stricter form is required by law. This clause shall also apply to any derogation of the written form requirement itself.

16.2 This Agreement and any matters ancillary to it, including any non-contractual claims, such as claims under tort, and matters arising in connection with or following any non-

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existence, invalidity or termination of this Agreement, shall be governed by and interpreted in accordance with the substantive laws of the Federal Republic of Germany excluding the UN Convention on Contracts for the International Sale of Goods (CISG). To the extent legally permissible, the regional court (*Landgericht*) of Berlin, Germany, shall have exclusive jurisdiction to settle any dispute arising under or in connection with this Agreement, including any dispute concerning non-contractual claims, such as claims under tort, and disputes arising in connection with or following any non-existence, invalidity or termination of this Agreement.

16.3 If any provision of this Agreement is or becomes invalid or if this Agreement should prove to be incomplete, the remaining provisions shall not be affected thereby. The invalid provision shall be replaced by a legally valid provision or a missing provision shall be added which comes as close as possible to the economic purpose pursued by the Parties and which the Parties would have agreed upon in good faith had they been aware of the invalidity of the provision concerned or the incompleteness, respectively.

WAIVER AGREEMENT

This waiver agreement (the "**Agreement**") is entered into between

1. **Holzapfel-Vermögensverwaltungs-GmbH,** a limited liability company under German law with its seat in Zossen, registered with the commercial register of the local court (*Amtsgericht*) Potsdam under HRB 26655 P and with registered business address at Breite 1, 15806 Zossen, Germany (the "**Seller 1**");

2. **PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt),** a limited liability company under German law with its seat in Berlin, registered with the commercial register of the local court (*Amtsgericht*) Berlin Charlottenburg under HRB 167631 and with registered business address at Eberhard-Roters-Platz 11, 10965 Berlin, Germany (the "**Seller 2**");

3. **Think.Health Projekt B GmbH & Co. KG,** a limited partnership under German law with its seat in Fürstenfeldbruck, registered with the commercial register of the local court (*Amtsgericht*) München under HRA 104679 and with registered business address at Veit-Stoß-Straße 8, 82256 Fürstenfeldbruck, Germany (the "**Seller 3**"; Seller 1, Seller 2 and Seller 3 together the "**Sellers**" and each a "**Seller**");

4. **Dr. Florian Holzapfel,** born July 30, 1975, resident at Wolfswerder 67, 14532 Kleinmachnow, Germany (the "**Manager 1**");

5. **Patrick Hoffmann,** born December 22, 1978, resident at Eberhard-Roters-Platz 11, 10965 Berlin, Germany (the "**Manager 2**"; Manager 1 and Manager 2 together the "**Managers**" and each a "**Manager**"); and

6. **Pedanios GmbH,** a limited liability company under German law with its seat in Berlin, registered with the commercial register of the local court (*Amtsgericht*) Berlin Charlottenburg under HRB 167844 B and with registered business address at Eberhard-Roters-Platz 11, 10965 Berlin, Germany (the "**Target Company**")

(the Sellers, the Target Company and the Managers are collectively referred to as the "**Parties**" and each as a "**Party**").

PRELIMINARY REMARKS

(A) The Sellers are the sole shareholders of the Target Company.

(B) The Sellers sold all Shares in the Target Company to Aurora Cannabis Inc., a corporation under the laws of the province of British Columbia, Canada with a registered office located at 1055 West Georgia Street, 1500 Royal Centre, Vancouver, BC V6E

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4N7 Canada, pursuant to a share purchase agreement dated 17/18 May 2017 (notarial deed no. IP 72/2017 of the public notary Dr. Norbert Impelmann with office in Berlin, Germany ("**SPA**")).

(C) In order to effect the release of the Target Company from any and all existing and future liabilities vis-à-vis the Sellers and the Managers, the Sellers and the Managers wish to waive any claims they may have against the Target Company as set forth below.

(D) Capitalised terms in this Agreement shall, unless otherwise defined herein, have the same meaning ascribed to them in the SPA.

NOW, THEREFORE, IT IS AGREED

1. WAIVER BY THE SELLERS

1.1 Subject to the condition precedent (*aufschiebende Bedingung*) of the full and irrevocable transfer of the Consideration pursuant to clause 2 of the SPA, each of the Sellers hereby irrevocably waives (*verzichtet auf*), cancels and releases *vis-à-vis* the Target Company to the maximum extent permissible pursuant to applicable law, any claim of the respective Seller against the Target Company, whether known or unknown, actual or contingent, accrued for or unaccrued for.

1.2 The Target Company hereby accepts such waivers, cancellations and releases.

2. WAIVER BY THE MANAGERS

2.1 Subject to the condition precedent (*aufschiebende Bedingung*) of the full and irrevocable transfer of the Consideration pursuant to clause 2 of the SPA, each of the Managers hereby irrevocably waives (*verzichtet auf*), cancels and releases *vis-à-vis* the Target Company to the maximum extent permissible pursuant to applicable law, any claim of the respective Manager against the Target Company, whether known or unknown, actual or contingent, accrued for or unaccrued for, except for any claims under their respective service agreements, provided that the relevant agreement has been disclosed vis-à-vis the Purchaser prior to the signing of the SPA.

2.2 The Target Company hereby accepts such waivers, cancellations and releases.

3. MISCELLANEOUS

3.1 Save as required by law or by any regulation, rule or any court, governmental or quasi-governmental authority, in relation to any general audit or with the prior written consent of the other Parties, each Party shall keep strictly confidential the existence

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and the contents of this Agreement unless disclosure is made to professional advisors subject to a duty of confidentiality, to affiliates or associated companies or funds/investors directly or indirectly invested in a Party as well as their managers/general partners.

3.2 Clause 15 of the SPA shall apply by analogy to this Agreement.

Signed and agreed:

For Holzapfel-Vermögensverwaltungs-GmbH:

____________________ ____________________

Name, Position Place, date

For PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt):

____________________ ____________________

Name, Position Place, date

For Think.Health Projekt B GmbH & Co. KG:

____________________ ____________________

Name, Position Place, date

Dr. Florian Holzapfel

________________________ ________________________

Name | Place, date

Patrick Hoffmann

________________________ ________________________

Name | Place, date

For Pedanios GmbH

________________________ ________________________

Name, Position | Place, date

* * *

Exhibit 4.1.4 - Outstanding Virtual Shares

Berechnung VSOP-Boni

Cash-Bewertung	14.000.000,00 €
Kaufpreis je Gründer (Anteile Typ A)	4.544.308,34 €
Anteile je Gründer	12.500
Kaufpreis je Anteil Typ A	363,54 €
Virtueller Ausübungspreis	116,81 €
Bonus je Virt. Anteil	246,73 €

Boni für ausgegebene Virtuelle Anteile	*Anzahl*	*Bonus*
Leitung Produktion/QM (Conni)	385	94.992,85 €
Mitarbeiter Vertrieb/IT (Mario)	128	31.582,04 €
Mitarbeiterin Back Office (Verena)	77	18.998,57 €
Betäubungsmittelverantwortlicher (Thomas)	64	15.791,02 €
Vetrieb Italien (Andrea)	128	31.582,04 €
Summe:		192.946,51 €
Wirtschaftliche Last nach Abzug des Steuervorteils		134.724,90 €

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Exhibit 8.1 - Release Plan

Date	# of shares to be released	total # of released shares released	# of shares locked
May 25,2017			2.447.513
September 25, 2017	407.919	407.919	2.039.594
February 25, 2018	203.959	611.878	1.835.635
May 25, 2018	203.959	815.837	1.631.676
August 25, 2018	203.959	1.019.796	1.427.717
November 25, 2018	203.959	1.223.755	1.223.758
February 25, 2019	203.959	1.427.714	1.019.799
May 25, 2019	203.959	1.631.673	815.840
August 25, 2019	203.959	1.835.632	611.881
November 25, 2019	203.959	2.039.591	407.922
February 25, 2020	203.959	2.243.550	203.963
May 25, 2020	203.963	2.447.513	-

****

After being advised by the notary about the provisions of the German Real Estate Transfer Tax Act (*Grunderwerbsteuergesetz)* the appearing persons confirmed that the Company does not own real property.

The Notary advised the appearing persons that

- Seller and Purchaser are jointly liable for contributions still outstanding if shares have not been fully paid in;
- the company´s assets required to maintain the share capital may not be paid out (sec. 30, 31 GmbHG);
- in the event of any change in the person of the shareholder or in the scope of their stake, that only that person shall be deemed vis-à-vis the Company as shareholder who is identified as such in the list of shareholders which has become part of the commercial registry´s record, and that prior to such reflection in the commercial registry, the Purchaser cannot act as a shareholder of the Company;
- the parties hereto are, by operation of law, jointly and severally liable with respect to the payment of all notarial fees, irrespective of any internal agreement entered into in that respect;
- the notary has not given any advice to the parties hereto neither on laws other than German law nor with respect to the tax effects of the agreements recorded in this deed, nor was he requested to do so;
- the notary, is obliged pursuant to sec. 54 EStDV (In-come-Tax Implementation Ordinance) to submit a certified copy of this deed to the competent tax authority.

****

AR

This Deed including the Exhibits was read aloud to the appearing persons. The German language parts of Exhibit 4.1.4 were translated by the notary into the English language. Thereafter the appearing persons approved the deed including all Exhibits thereto and signed this deed together with the Notary in their own hands as follows:

Annex B

Refer to: Jill Swainson
Direct Line: 780-497-4802
E-mail: jswainson@brownleelaw.com
Our File No.: 84764-0044

May 16, 2017

To Whom It May Concern:

Re: CORPORATE STATUS OF AURORA CANNABIS INC.

I, Jillian L. Swainson, a duly authorized barrister, solicitor and notary public with a business seat at Brownlee LLP, 2200 Commerce Place, 10155- 102nd Street, Edmonton, Alberta, T5J 4G8, Canada, hereby confirm and certify:

1. on the basis of the British Columbia Company Summary for Aurora Cannabis Inc. formerly known as Prescient Mining Corp. and Milk Capital Corp. (hereinafter "Aurora"), registered under the incorporation number BC0777982 and obtained on May 16, 2017, the original of which was obtained by me online on May 16, 2017 and a copy of which is attached hereto;

2. on the basis of a *Business Corporations Act* (British Columbia) Certificate of Good Standing obtained by me online on May 16, 2017 a copy of which is attached hereto;

3. on the basis of the resolution of the board of directors of Aurora dated May 16, 2017 (hereinafter the "Resolution") a copy of which is attached hereto; and

4. on the basis of the Articles of Incorporation of Aurora, a copy of which is attached hereto;

   (a) that Aurora is a public company duly incorporated, validly existing and in good standing under the laws of British Columbia, Canada, with a registered office at 1055 West Georgia Street, 1500 Royal Centre, Vancouver, British Columbia, V6E 4N7, Canada;

   (b) that Neil Belot is an elected officer of Aurora; and

   (c) that, according to the Articles of Incorporation of Aurora, the Resolution and applicable provisions of British Columbia law, Neil Belot, acting solely, is entitled to fully legally represent Aurora in any legal transactions, statements and acts.

JILLIAN L. SWAINSON

JILLIAN L. SWAINSON
Barrister & Solicitor
Notary Public and Commissioner
for Oaths in and for Alberta

BRITISH COLUMBIA | BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

BC Company Summary

For

AURORA CANNABIS INC.

Date and Time of Search:	**May 16, 2017 12:23 PM Pacific Time**
Currency Date:	April 25, 2017

ACTIVE

Incorporation Number:	BC0777982		
Name of Company:	AURORA CANNABIS INC.		
Recognition Date and Time:	Incorporated on December 21, 2006 09:48 AM Pacific Time	**In Liquidation:**	No
Last Annual Report Filed:	December 21, 2016	**Receiver:**	No

COMPANY NAME INFORMATION

Previous Company Name	**Date of Company Name Change**
PRESCIENT MINING CORP.	October 02, 2014
MILK CAPITAL CORP.	September 03, 2010

REGISTERED OFFICE INFORMATION

Mailing Address:
1055 WEST GEORGIA STREET
1500 ROYAL CENTRE
VANCOUVER BC V6E 4N7
CANADA

Delivery Address:
1055 WEST GEORGIA STREET
1500 ROYAL CENTRE
VANCOUVER BC V6E 4N7
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
1055 WEST GEORGIA STREET
1500 ROYAL CENTRE
VANCOUVER BC V6E 4N7
CANADA

Delivery Address:
1055 WEST GEORGIA STREET
1500 ROYAL CENTRE
VANCOUVER BC V6E 4N7
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BOOTH, TERRY

Mailing Address:
14613 - 134 AVENUE
EDMONTON AB T5L 4V7
CANADA

Delivery Address:
14613 - 134 AVENUE
EDMONTON AB T5L 4V7
CANADA

Last Name, First Name, Middle Name:
DOBLER, STEVE

Mailing Address:
10155 - 102 STREET
SUITE 2200
EDMONTON AB T5J 4G8
CANADA

Delivery Address:
10155 - 102 STREET
SUITE 2200
EDMONTON AB T5J 4G8
CANADA

Last Name, First Name, Middle Name:
DYCK, JASON RONALD

Mailing Address:
52147 RANGE ROAD 231
#37
SHERWOOD PARK AB T8B 1A4
CANADA

Delivery Address:
52147 RANGE ROAD 231
#37
SHERWOOD PARK AB T8B 1A4
CANADA

Last Name, First Name, Middle Name:
Fishman, Barry

Mailing Address:
69 THORNRIDGE DRIVE
THORNHILL ON L4J 1C7
CANADA

Delivery Address:
69 THORNRIDGE DRIVE
THORNHILL ON L4J 1C7
CANADA

Last Name, First Name, Middle Name:
RIFICI, CHARLES

Mailing Address:
3 PANANDRICK VIEW DRIVE
OTTAWA ON K2W 1A5
CANADA

Delivery Address:
3 PANANDRICK VIEW DRIVE
OTTAWA ON K2W 1A5
CANADA

Last Name, First Name, Middle Name:
SZWERAS, ADAM

Mailing Address:
77 KING STREET WEST, SUITE 2905
TORONTO ON M5K 1H1
CANADA

Delivery Address:
77 KING STREET WEST, SUITE 2905
TORONTO ON M5K 1H1
CANADA

Last Name, First Name, Middle Name:
Singer, Michael

Mailing Address:
336 PENN ROAD
BEACONSFIELD QC H9W 1B6
CANADA

Delivery Address:
336 PENN ROAD
BEACONSFIELD QC H9W 1B6
CANADA

Last Name, First Name, Middle Name:
del Moral, Joseph

Mailing Address:
1084 QUEEN STREET WEST, SUITE 300
TORONTO ON M6J 1H8
CANADA

Delivery Address:
1084 QUEEN STREET WEST, SUITE 300
TORONTO ON M6J 1H8
CANADA

OFFICER INFORMATION AS AT December 21, 2016

Last Name, First Name, Middle Name:
BOOTH, TERRY

Office(s) Held: (CEO)

Mailing Address:
14613 - 134 AVENUE
EDMONTON AB T5L 4V7
CANADA

Delivery Address:
14613 - 134 AVENUE
EDMONTON AB T5L 4V7
CANADA

Last Name, First Name, Middle Name:
Battley, Cameron

Office(s) Held: (Other Office(s))

Mailing Address:
8375 MACARTHUR DR.
CAMPBELLVILLE ON L0P 1B0
CANADA

Delivery Address:
8375 MACARTHUR DR.
CAMPBELLVILLE ON L0P 1B0
CANADA

Last Name, First Name, Middle Name:
Belot, Neil

Office(s) Held: (Other Office(s))

Mailing Address:
1500 - 1199 WEST HASTINGS STREET
VANCOUVER BC V6C 1G8
CANADA

Delivery Address:
1500 - 1199 WEST HASTINGS STREET
VANCOUVER BC V6C 1G8
CANADA

Last Name, First Name, Middle Name:
DOBLER, STEVE

Office(s) Held: (President)

Mailing Address:
2200, 10155 - 102 STREET
EDMONTON AB T5J 4G8
CANADA

Delivery Address:
2200, 10155 - 102 STREET
EDMONTON AB T5J 4G8
CANADA

Last Name, First Name, Middle Name:
Rivera, Nilda

Office(s) Held: (Other Office(s))

Mailing Address:
22671 CHALDECOTT DRIVE
RICHMOND BC V6V 2T9
CANADA

Delivery Address:
22671 CHALDECOTT DRIVE
RICHMOND BC V6V 2T9
CANADA

Last Name, First Name, Middle Name:
Stephenson, Amy
Office(s) Held: (CFO)

Mailing Address:	**Delivery Address:**
77 KING STREET WEST SUITE 2905 TORONTO ON M5K 1H1 CANADA	77 KING STREET WEST SUITE 2905 TORONTO ON M5K 1H1 CANADA

BRITISH
COLUMBIA

Number: **BC0777982**

CERTIFICATE
OF
GOOD STANDING

BUSINESS CORPORATIONS ACT

***I Hereby Certify** that,* according to the corporate register maintained by me, **AURORA CANNABIS INC.** was incorporated as a company under the laws of the Province of British Columbia, is a valid and existing company and is, with respect to the filing of annual reports, in good standing.

***Issued** under my hand at Victoria, British Columbia*
On May 16, 2017

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

AURORA CANNABIS INC.
(the "**Company**")

RESOLUTIONS OF THE DIRECTORS

The undersigned, being all of the directors of the Company, hereby consent to and adopt the following resolutions as of the 16th day of May, 2017.

NOW THEREFORE BE IT RESOLVED THAT:

1. **APPOINTMENT OF AUTHORIZED SIGNATORY**

The directors hereby appoint Neil Belot, Chief Global Business Development Officer, to execute any and all documents on behalf of the Company required to effect the Company's acquisition of Pedanios GmbH.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

These consent resolutions may be signed by the directors in as many counterparts as may be necessary, and may be delivered by facsimile, each of which so signed will be deemed an original, and such counterparts together will constitute one and the same instrument and notwithstanding the date of execution will be deemed to be effective and to have been consented to as of the date as set forth above.

Terry Booth	Steve Dobler
Jason Dyck	Adam Szweras
Barry Fishman	Joseph del Moral
Michael Singer	

These consent resolutions may be signed by the directors in as many counterparts as may be necessary, and may be delivered by facsimile, each of which so signed will be deemed an original, and such counterparts together will constitute one and the same instrument and notwithstanding the date of execution will be deemed to be effective and to have been consented to as of the date as set forth above.

____
Terry Booth

____
Jason Dyck

____
Barry Fishman

____
Michael Singer

____
Steve Dobler

____
Adam Szweras

____
Joseph del Moral

These consent resolutions may be signed by the directors in as many counterparts as may be necessary, and may be delivered by facsimile, each of which so signed will be deemed an original, and such counterparts together will constitute one and the same instrument and notwithstanding the date of execution will be deemed to be effective and to have been consented to as of the date as set forth above.

Terry Booth	Steve Dobler
Jason Dyck	Adam Szweras
Barry Fishman	Joseph del Moral
Michael Singer	

These consent resolutions may be signed by the directors in as many counterparts as may be necessary, and may be delivered by facsimile, each of which so signed will be deemed an original, and such counterparts together will constitute one and the same instrument and notwithstanding the date of execution will be deemed to be effective and to have been consented to as of the date as set forth above.

Terry Booth	Steve Dobler
Jason Dyck	Adam Szweras
Barry Fishman	Joseph del Moral
Michael Singer	

These consent resolutions may be signed by the directors in as many counterparts as may be necessary, and may be delivered by facsimile, each of which so signed will be deemed an original, and such counterparts together will constitute one and the same instrument and notwithstanding the date of execution will be deemed to be effective and to have been consented to as of the date as set forth above.

Terry Booth	Steve Dobler
Jason Dyck	Adam Szweras
Barry Fishman	Joseph del Moral
Michael Singer	

These consent resolutions may be signed by the directors in as many counterparts as may be necessary, and may be delivered by facsimile, each of which so signed will be deemed an original, and such counterparts together will constitute one and the same instrument and notwithstanding the date of execution will be deemed to be effective and to have been consented to as of the date as set forth above.

Terry Booth	Steve Dobler
Jason Dyck	Adam Szweras
Barry Fishman	Joseph del Moral
Michael Singer	

These consent resolutions may be signed by the directors in as many counterparts as may be necessary, and may be delivered by facsimile, each of which so signed will be deemed an original, and such counterparts together will constitute one and the same instrument and notwithstanding the date of execution will be deemed to be effective and to have been consented to as of the date as set forth above.

Terry Booth	Steve Dobler
Jason Dyck	Adam Szweras
Barry Fishman	Joseph del Moral
Michael Singer	

ARTICLES
OF
PRESCIENT MINING CORP.
(Formerly MILK CAPITAL CORP.)

(the "Company")
As amended March 17, 2014

Incorporation number: BC0777982

INDEX OF ARTICLES

1. INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) "*Business Corporations Act*" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) "*Interpretation Act*" means the *Interpretation Act* (British Columbia) from time to time in force and all amendments thereto;

(4) "legal personal representative" means the personal or other legal representative of the shareholder;

(5) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(6) "seal" means the seal of the Company, if any.

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

  (a) past services performed for the Company;

  (b) property;

  (c) money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SPECIAL RIGHTS AND RESTRICTIONS

The Class "A" shares and the Class "B" shares of the Company shall have the rights and shall be subject to the restrictions, conditions and limitations as follows:

(a) The directors may issue Class "A" shares in one or more series;

(b) The directors may by resolution fix the number of shares in, and to determine the designation of the shares of, each series of Class "A" shares;

(c) The directors may by resolution create, define and attach special rights and restrictions to the shares of each series of Class "A" shares, subject to the special rights and restrictions attached to the Class "A" shares by this Part;

(d) Where the Class "A" shares or one or more series of Class "A" shares are entitled to cumulative dividends, and where cumulative dividends in respect of the Class "A" shares or a series of Class "A" shares are not paid in full, the Class "A" shares and all series of Class "A" shares entitled to cumulative dividends shall participate rateably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full;

(e) Where amounts payable on a winding-up, or on the occurrence of any other event as a result of which the holders of the shares of the Class "A" shares and all series of Class "A" shares are then entitled to return of capital, are not paid in full, the Class "A" shares and all series of Class "A" shares shall participate rateably in a return of capital in respect of Class "A" shares in accordance with the amounts that would be payable on the return of capital if all amounts so payable were paid in full;

(f) No special rights or restrictions attached to a series of Class "A" shares shall confer on the series priority over another series of Class "A" shares then outstanding respecting:

(i) dividends, or

(ii) a return of capital:

(A) on winding-up, or

(B) on the occurrence of another event that would result in the holders of all series of Class "A" shares being entitled to a return of capital;

(g) A directors' resolution pursuant to paragraphs (a), (b) or (c) may only be passed prior to the issue of shares of the series to which the resolution relates, and after the issue of shares of that series, the number of shares in, the designation of and the special rights and restrictions attached to, that series may be added to, altered, varied or abrogated only pursuant to the provisions of the *Business Corporations Act*;

(h) Except as expressly provided in the special rights, or restrictions which the directors may create, define or attach to any series of Class "A" shares, shares of a series of Class "A" shares shall not confer on the holders thereof any right to notice of or to be present or to vote, either in person or by proxy, at any general meeting other than a separate meeting of the holders of the Class "A" shares, or of the holders of shares of a series of the Class "A" shares, as the case may be;

(i) All of the provisions of this Part with respect to the Class "A" shares shall apply, mutatis mutandis, to the Class "B" shares, as if set out here in full;

(j) Except as expressly provided in the special rights or restrictions which the directors may create, define or attach to any series of Class "A" shares or Class "B" shares, the directors may declare dividends with respect to the common shares only or with respect to any series of Class "A" shares only or with respect to any series of Class "B" shares only or with respect to any combination of two or more such classes or series of classes only.

Except as hereinafter provided, in the event of the liquidation, dissolution or winding-up of the Company or any distribution of its assets for the purpose of winding-up its affairs, after the payment of dividends declared but unpaid, the holders of the Class "A" shares and the Class "B" shares shall be entitled pari passu to be paid such amount as the special rights and restrictions attaching to such shares shall provide, and in the absence of any express provision with respect thereto the amount of capital paid up in respect thereof per share for each Class "A" share and each Class "B" share held by them, out of the assets of the Company in preference to and with priority over any payment or distribution of any capital asset or monies among the holders of any common shares of the Company, and after payment to the holders of the Class "A" shares and Class "B" shares of the amount so payable to them they shall not be entitled to share in any other distribution of the property or assets of the Company. The foregoing provisions of this Article 4 shall apply to all Class "A" shares and Class "B" shares, except as expressly provided in the special rights and restrictions which the directors may create, define or attach to any series of Class "A" shares of Class "B" shares.

5. SHARE REGISTERS

5.1 Central Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain in British Columbia a central securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

5.2 Closing Register

The Company must not at any time close its central securities register.

6. SHARE TRANSFERS

6.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

6.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

6.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

6.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

6.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

6.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

7. TRANSMISSION OF SHARES

7.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a

person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

7.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

8. PURCHASE OF SHARES

8.1 Company Authorized to Purchase Shares

Subject to Article 8.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

8.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

8.3 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

9. BORROWING POWERS

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

10. Alterations

10.1 Alteration Of Authorized Share Structure

Subject to Article 10.2 and the *Business Corporations Act*, the Company may if authorized by the directors:

(1) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4) if the Company is authorized to issue shares of a class of shares with par value:

   (a) decrease the par value of those shares; or

   (b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6) alter the identifying name of any of its shares; or

(7) otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act*.

10.2 Special Rights And Restrictions

Subject to the *Business Corporations Act*, the Company may if authorized by the directors:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

10.3 Change Of Name

The Company may if authorized by the directors alter its notice of articles in order to change its name.

10.4 Other Alterations

If the *Business Corporations Act* does not specify the type of resolution and these articles do not specify another type of resolution, the Company may if authorized by the directors alter these articles.

11. MEETINGS OF SHAREHOLDERS

11.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

11.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 11.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

11.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

11.4 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

11.5 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

11.6 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

11.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

11.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 12.1, the notice of meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

12. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

12.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

12.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

12.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one or more persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1% of the issued shares entitled to be voted at the meeting.

12.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2) that shareholder, present in person or by proxy, may constitute the meeting.

12.5 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

12.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

12.7 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

12.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 12.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

12.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

12.10 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

12.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

12.12 **Notice of Adjourned Meeting**

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

12.13 **Decisions by Show of Hands or Poll**

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

12.14 **Declaration of Result**

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 12.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

12.15 **Motion Need Not be Seconded**

No motion proposed at a meeting of shareholders need be seconded, and the chair of any meeting of shareholders is entitled to propose a motion.

12.16 **Casting Vote** **

In case of an equality of votes, the chair of a meeting of shareholders shall, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

** Amended March 2, 2010

12.17 **Manner of Taking Poll**

Subject to Article 12.18, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

  (a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

  (b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

12.18 **Demand for Poll on Adjournment**

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

12.19 **Chair Must Resolve Dispute**

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

12.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

12.21 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

12.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

12.23 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

13. VOTES OF SHAREHOLDERS

13.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 13.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

13.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

13.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

13.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 13.3, deemed to be joint shareholders.

13.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2) if a representative is appointed under this Article 13.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

13.6 Proxy Provisions Do Not Apply to All Companies

Articles 13.7 to 13.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

13.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

13.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

13.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 13.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

13.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

13.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) by the chair of the meeting, before the vote is taken.

13.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints *[name]* or, failing that person, *[name]*, as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on *[month, day, year]* and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): ____________________

Signed *[month, day, year]*

____
[Signature of shareholder]

____
[Name of shareholder—printed]

13.13 Revocation of Proxy

Subject to Article 13.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) provided, at the meeting, to the chair of the meeting.

13.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 13.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 13.5.

13.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

14. DIRECTORS

14.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the *Business Corporations Act*. The number of directors, excluding additional directors appointed under Article 15.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2) if the Company is a public company, the greater of three and the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 15.4;

(3) if the Company is not a public company, the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 15.4.

14.2 Change in Number of Directors

If the number of directors is set under Articles 14.1(2)(a) or 14.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

14.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

14.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

14.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

14.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

14.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

14.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

15. ELECTION AND REMOVAL OF DIRECTORS

15.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 11.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

15.1A Nomination of Directors **

(1) Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a) by or at the direction of the board, including pursuant to a notice of meeting;

(b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the *Business Corporations Act*, or a requisition of the shareholders made in accordance with the provisions of the *Business Corporations Act*; or

(c) by any person (a "Nominating Shareholder"):

(i) who, at the close of business on the date of the giving of the notice provided for below in this Article 15.1A and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii) who complies with the notice procedures set forth below in this Article 15.1A.

(2) In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Company at the principal executive offices of the Company.

(3) To be timely, a Nominating Shareholder's notice to the Secretary of the Company must be made:

(a) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day after the Notice Date in respect of such meeting; and

(b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above.

(4) To be in proper written form, a Nominating Shareholder's notice to the Secretary of the Company must set forth:

(a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i) the name, age, business address and residential address of the person;

(ii) the principal occupation or employment of the person;

(iii) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(iv) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the *Business Corporations Act* and applicable Securities Laws (as defined below); and

(b) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the *Business Corporations Act* and applicable Securities Laws (as defined below).

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack there of, of such proposed nominee.

(5) No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 15.1A; provided, however, that nothing in this Article 15.1A shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the *Business Corporations Act*. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures

set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(6) For the purposes of this Article 15.1A::

(a) "public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(b) "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(7) Notwithstanding any other provision of this Article 15.1A, notice given to the Secretary of the Company pursuant to this Article 15.1A may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day

(8) Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 15.1A.

Amended March 17, 2014

15.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act*;

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3) with respect to first directors, the designation is otherwise valid under the *Business Corporations Act*.

15.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 11.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 11.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

15.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

15.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

15.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

15.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

15.8 Additional Directors

Notwithstanding Articles 14.1 and 14.2, between annual general meetings or unanimous resolutions contemplated by Article 11.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 15.8 must not at any time exceed:

(1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 15.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 15.1(1), but is eligible for re-election or re-appointment.

15.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 15.10 or 15.11.

15.10 Removal of Director by Shareholders **

The Company may remove any director before the expiration of his or her term of office by ordinary resolution, or by resolution consented to in writing by shareholders holding shares that carry the right to vote at general meetings who, in the aggregate, hold shares carrying at least a majority of the votes entitled to be cast on resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

** Amended August 27, 2010

15.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

16. ALTERNATE DIRECTORS

16.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

16.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

16.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

16.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

16.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

16.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

16.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2) the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4) the alternate director ceases to be qualified to act as a director; or

(5) his or her appointor revokes the appointment of the alternate director.

16.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

17. POWERS AND DUTIES OF DIRECTORS

17.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

17.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

18. DISCLOSURE OF INTEREST OF DIRECTORS

18.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act*.

18.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

18.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

18.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act*.

18.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

18.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

18.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

18.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

19. PROCEEDINGS OF DIRECTORS

19.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

19.2 Voting at Meetings **

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting shall have a second or casting vote.

** Amended March 2, 2010

19.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board, the president, if any, if the president is a director; or

(3) any other director chosen by the directors if:

(a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

19.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 19.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

19.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

19.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 19.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 25.1 or orally or by telephone.

19.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

19.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

19.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

19.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

19.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

19.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 19.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

20. EXECUTIVE AND OTHER COMMITTEES

20.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

20.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

20.3 Obligations of Committees

Any committee appointed under Articles 20.1 or 20.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times as the directors may require.

20.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 20.1 or 20.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

20.5 Committee Meetings

Subject to Article 20.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 20.1 or 20.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

21. OFFICERS

21.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

21.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

21.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

21.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

22. INDEMNIFICATION

22.1 Definitions

In this Article 22:

(1) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

 (a) is or may be joined as a party; or

 (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3) "expenses" has the meaning set out in the *Business Corporations Act*.

22.2 Mandatory Indemnification of Directors and Former Directors

Subject to the *Business Corporations Act*, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 22.2.

22.3 Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

22.4 Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

22.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

23. DIVIDENDS

23.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 23 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

23.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

23.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 23.2.

23.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

23.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

23.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 23.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

23.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

23.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

23.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

23.10 Dividend Bears No Interest

No dividend bears interest against the Company.

23.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

23.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

23.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

24. DOCUMENTS, RECORDS AND REPORTS

24.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act.*

24.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

25. NOTICES

25.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

- (a) for a record mailed to a shareholder, the shareholder's registered address;
- (b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;
- (c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

- (a) for a record delivered to a shareholder, the shareholder's registered address;
- (b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;
- (c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient.

25.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 25.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

25.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 25.1, prepaid and mailed or otherwise sent as permitted by Article 25.1 is conclusive evidence of that fact.

25.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

25.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

26. SEAL

26.1 Who May Attest Seal

Except as provided in Articles 26.2 and 26.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

26.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

26.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant

secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

27. PRIVATE COMPANY PROVISIONS

27.1 Definitions

In this Article 27:

(1) "designated security" means:

(a) a voting security of the Company;

(b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) "security" has the meaning assigned in the *Securities Act* (British Columbia);

(3) "voting security" means a security of the Company that:

(a) is not a debt security, and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

27.2 Application

Article 27.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

27.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Attachment Notice

Today the power of attorney granted by Think.Health Projekt B GmbH & Co. KG that was available during the recording was also signed in my presence and therewith confirmed by the second Managing Director of the general partner, Think.Health Beteiligungsverwaltung GmbH.

A copy of this power of attorney, which is hereby certified, is herewith attached to the deed.

Berlin, 18 May 2017

Dr. Impelmann
Notary


Dr. Norbert Impelmann
Notar in Berlin

Vollmacht

Hiermit erteilen wir, die Think.Health Projekt B GmbH & Co. KG, Fürstenfeldbruck, eingetragen im Handelsregister des Amtsgerichts München zu HRA 104679, vertreten durch Ihre persönlich haftende Gesellschafterin, Think.Health Beteiligungsverwaltung GmbH, Fürstenfeldbruck, eingetragen im Handelsregister des Amtsgerichts München zu HRB 216871, diese vertreten durch ihren zur Einzelvertretung berechtigten und von den Beschränkungen des § 181 BGB befreiten Geschäftsführer Dr. Michael Ruoff, München, geboren 27. November 1975,

Herrn Dr. Florian Holzapfel,
geboren am 30. Juli 1975 (der "**Bevollmächtigte**"),

unter Ausschluss jeglicher persönlichen Haftung, Vollmacht, uns beim Abschluss des hier als Anlage im Entwurf (samt seiner Anlagen) beigefügten Share Purchase and Transfer Agreement zwischen Holzapfel-Vermögensverwaltungs-GmbH, PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt), Think.Health Projekt B GmbH & Co. KG, Aurora Cannabis Inc., dem Bevollmächtigten und Herrn Patrick Hoffmann, zu vertreten.

Der Bevollmächtigte ist von den Beschränkungen des § 181 BGB befreit.

Diese Vollmacht und ihre Auslegung unterliegen dem Recht der Bundesrepublik Deutschland.

18. Mai 2017

Für Think.Health Projekt B GmbH & Co. KG,
vertreten durch Think.Health Beteiligungsverwaltung GmbH.

Dr. Michael Ruoff
(Geschäftsführer)

* * *

MR

URKUNDENROLLE-Nr. IP 73/2017

Ich beglaubige hiermit die heute vor mir vollzogene Unterschrift von

Herrn Dr. Florian Kainzinger,
geb. am 26. März 1982,
wohnhaft: Kiefheider Weg 50, 13503 Berlin,
ausgewiesen durch gültigen, mit Lichtbild versehenen Personalausweis,

hier handelnd nicht im eigenen Namen, sondern

- als alleinvertretungsberechtiger und von den Beschränkungen des § 181 BGB befreiter Geschäftsführer der unter HRB 216871 im Handelsregister des Amtsgerichts München eingetragenen **Think.Health Beteiligungsverwaltung GmbH**, mit Sitz in Fürstenfeldbruck, Geschäftsanschrift Veit-Stoß-Straße 8, 82256 Fürstenfeldbruck, diese wiederum handelnd als
- persönlich haftende Gesellschafterin der unter HRA 104679 im Handelsregister des Amtsgerichts München eingetragenen **Think.Health Projekt B GmbH & Co. KG**, mit Sitz in Fürstenfeldbruck, Geschäftsanschrift Veit-Stoß-Straße 8, 82256 Fürstenfeldbruck. Die persönlich haftende Gesellschafterin ist von § 181 BGB befreit.

Der Notar bestätigt hiermit aufgrund der am 17. Mai 2017 erfolgten Einsicht in das elektronische Handelsregister des Amtsgerichts München zu HRA 104679 und HRB 216871 gemäß § 21 BNotO die vorstehenden Vertretungsregelungen.

Der Notar fragte vorab nach einer Vorbefassung im Sinne von § 3 Abs. 1 Nr. 7 BeurkG und belehrte hierüber. Eine Vorbefassung wurde von dem Beteiligten verneint.

Berlin, den 18. Mai 2017

Dr. Norbert Impelmann
Notar

Dr. Norbert Impelmann Notar in Berlin

Recorded

in Berlin on 17/18 May 2017

Before me, the undersigned notary

Dr. Norbert Impelmann

with business address at Potsdamer Platz 8, 10117 Berlin,

the following persons appeared today:

1. Dr. Florian Holzapfel,
born on 30 July 1975,
resident at Wolfswerder 67, 14532 Kleinmachnow;
identified by his valid German identity card with photo,

hereafter acting

(a) in his own name;

(b) as managing director, exempted from the restrictions of sec. 181 German Civil Code, with the power of sole representation for and on behalf of

Holzapfel-Vermögensverwaltungs-GmbH, a limited liability company under German law with its seat in Zossen, registered with the commercial

register of the local court (*Amtsgericht*) Potsdam under HRB 26655 P and with registered business address at Breite 1, 15806 Zossen, Germany; and

(c) as representative without personal liability on the basis of a written power of attorney which was presented as pdf copy and which is attached to this deed as **Annex A** on behalf of

Think.Health Projekt B GmbH & Co. KG, a limited partnership under German law with its seat in Fürstenfeldbruck, registered with the commercial register of the local court (*Amtsgericht*) Munich under HRA 104679 and with registered business address at Veit-Stoß-Straße 8, 82256 Fürstenfeldbruck, Germany.

The original of the power of attorney will be sent to the notary and attached to this deed.

2. Patrick Hoffmann,
born on 22 December 1978,
resident at Eberhard-Roters-Platz 11, 10965 Berlin, Germany;
identified by his valid German identity card with photo,

hereafter acting

(a) in his own name;

(b) as managing director, exempted from the restrictions of sec. 181 German Civil Code, with the power of sole representation for and on behalf of

PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt), a limited liability company under German law with its seat in Berlin, registered with the commercial register of the local court (*Amtsgericht*) Berlin Charlottenburg under HRB 167631 B and with registered business address at Eberhard-Roters-Platz 11, 10965 Berlin, Germany.

Further to today's inspection of the commercial register of the local courts in Berlin Charlottenburg regarding HRB 167631 B and in Potsdam regarding HRB 26655 P the Notary confirms in accordance with sec. 21 Federal Regulation for Notaries (*Bundesnotarordnung*) that the above information regarding the companies registered in Potsdam and Berlin and their representation is correct.

3. Neil Belot,
born on 14 February 1980,
business address: 1055 West Georgia Street, 1500 Royal Centre, Vancouver, BC V6E 4N7 Canada,
identified by his valid Canadian passport with photo,

hereafter acting not in his own name but on the basis of a resolution of the directors as appointed respresentative for and on behalf of

Aurora Cannabis Inc., a corporation under the laws of the province of British Columbia, Canada, incorporation number BC0777982, with a registered office located at 1055 West Georgia Street, 1500 Royal Centre, Vancouver, BC V6E 4N7 Canada,

HR

Mr. Belot presented the pdf of a certificate dated 16 May 2017 of Jillian L. Swainson confirming his capacity which is attached to this deed as **Annex B** and stated that he had the authority to bind Aurora Cannabis Inc.

The notary further advised the appearing persons that he is not familiar with Canadian law and can therefore not assess whether the representation details and capacity confirmation included in the certificate attached as Annex B are correct.

The recording Notary asked the persons appearing whether he or any of the lawyers with whom he is associated for the purpose of joint professional practice is or was involved in the subject matter of this notarisation otherwise than by virtue of the office of a notary (prior involvement within the meaning of section 3 para. 1 sentence 1 No. 7 of the Notarial Recording Act (*Beurkundungsgesetz*)). The question was answered in the negative.

The persons appearing requested that the notarial deed be recorded in the English language. The Notary, who has sufficient command of the English language, assured himself that the persons appearing have sufficient command of the English language. Instructed about their rights under Section 16 para. 2 and para. 3 Notarial Recording Act (*Beurkundungsgesetz*) the persons appearing waived their rights to request for a sworn interpreter and a translation of the notarial deed in their mother language. As parts of Exhibit 4.1.4 contain also German text Mr. Belot, who has no sufficient command of the German language, requested that this German text be translated for him by the notary, who is not a sworn translator, into the English language. After being advised by the notary Mr. Belot waived the right to have a sworn translator present or a written translation prepared prior to the recording.

Acting as set out above the appearing persons requested the notarisation of the following:

MR

Share Purchase and Transfer Agreement

between

(1) **Holzapfel-Vermögensverwaltungs-GmbH**
a limited liability company under German law with its seat in Zossen, registered with the commercial register of the local court (*Amtsgericht*) Potsdam under HRB 26655 P and with registered business address at Breite 1, 15806 Zossen, Germany

- hereinafter referred to as the "**Seller 1**" -

(2) **PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt)**
a limited liability company under German law with its seat in Berlin, registered with the commercial register of the local court (*Amtsgericht*) Berlin Charlottenburg under HRB 167631 and with registered business address at Eberhard-Roters-Platz 11, 10965 Berlin, Germany

- hereinafter referred to as "**Seller 2**" -

(3) **Think.Health Projekt B GmbH & Co. KG**
a limited partnership under German law with its seat in Fürstenfeldbruck, registered with the commercial register of the local court (*Amtsgericht*) München under HRA 104679 and with registered business address at Veit-Stoß-Straße 8, 82256 Fürstenfeldbruck, Germany

- hereinafter referred to as the "**Seller 3**" -

- Seller 1, Seller 2 and Seller 3 collectively hereinafter referred to as the "**Sellers**" and each of them individually as a "**Seller**" -

(4) **Aurora Cannabis Inc.**
a corporation under the laws of the province of British Columbia, Canada with a registered office located at 1055 West Georgia Street, 1500 Royal Centre, Vancouver, BC V6E 4N7 Canada

- hereinafter referred to as "**Purchaser**" -

- the Sellers and the Purchaser collectively hereinafter referred to as the "**Parties**" and each of them individually as a "**Party**" -

(5) **Dr. Florian Holzapfel,**
born July 30, 1975
resident at Wolfswerder 67, 14532 Kleinmachnow, Germany

- hereinafter referred to as "**Manager 1**" -

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(6) **Patrick Hoffmann,**
born December 22, 1978
resident at Eberhard-Roters-Platz 11, 10965 Berlin, Germany

- hereinafter referred to as "**Manager 2**" -

- the Manager 1 and Manager 2 collectively hereinafter referred to as the "**Managers**" and each of them individually as a "**Manager**" -

Recitals

(A) Pedanios GmbH is a limited liability company under German law with its seat in Berlin, registered with the commercial register of the local court (*Amtsgericht*) Berlin Charlottenburg under HRB 167844 B and with registered business address at Eberhard-Roters-Platz 11, 10965 Berlin, Germany (the "**Company**"). The Company's registered share capital amounts to € 32,063 and is divided into 32,063 shares in the nominal amount of € 1.00 each. The Company is a registered wholesaler for Medical Cannabis in Germany.

(B) The Sellers hold all shares in the Company (the "**Shares**") as follows:

(i) Seller 1: 12,500 shares of type A with the consecutive numbers 1 through 500 and 1,001 through 13,000 (the "**Seller 1 Shares**");

(ii) Seller 2: 12,500 shares of type A with the consecutive numbers 501 through 1,000 and 13,001 through 25,000 (the "**Seller 2 Shares**"); and

(iii) Seller 3: 7,063 shares of Type B with the consecutive numbers 25,001 through 32,063 (the "**Seller 3 Shares**").

(C) The Purchaser intends to acquire the Shares for a consideration made up of cash payments and shares in the Purchaser.

NOW THEREFORE, the Parties agree as follows:

1. Sale and Purchase

1.1 The Sellers hereby sell the Shares to the Purchaser as follows:

(a) Seller 1 sells the Seller 1 Shares to the Purchaser;

(b) Seller 2 sells the Seller 2 Shares to the Purchaser;

(c) Seller 3 sells the Seller 3 Shares to the Purchaser;

The sale shall have economic effect as of the date of completion of this notarization of this Agreement ("**Signing Date**") and shall include the right to all dividends distributed after the Signing Date.

1.2 The Sellers hereby assign the Shares to the Purchaser as sold pursuant to Clause 1.1 subject to the condition precedent of the full and irrevocable transfer of the Consideration pursuant to Clause 2.

1.3 For the avoidance of doubt, before the receipt of the full Consideration by the Sellers, the Purchaser shall not be allowed or authorized to exercise any rights associated with the Shares. The entry into this Agreement by the Sellers shall not be construed as granting a power of attorney to the Purchaser.

1.4 As a precaution, the Sellers hereby hold a shareholders' meeting of the Company – waiving all formalities and notice periods prescribed by law and / or by the articles of association for calling and holding a shareholders' meeting – and resolve to consent to the transfer of the Shares under Clause 1.2. Furthermore, the Sellers hereby waive their pre-emptive rights, co-sale rights, tag-along rights and all other transfer restrictions stated in the articles of association of the Company.

2. Consideration

2.1 The consideration for the Shares shall amount to

€ 13,865,275.10

(in words: thirteen million eight hundred sixty-five thousand two hundred seventy-five Euros and ten Cents)

(the "**Consideration**"). The Consideration shall be divided into cash and shares in the Purchaser ("**Aurora Shares**") as stated in Clause 2.2.

2.2 The Consideration shall be allocated to the Shares as follows:

(a) Seller 1 shall receive a partial consideration for the Seller 1 Shares of € 4,491,~~019.14~~ 784.83, of which € 1.0 million shall be paid in cash and the remaining amount shall be paid in 2,447,513 Aurora Shares (the "**Seller 1 Consideration Shares**"); MR

(b) Seller 2 shall receive a partial consideration for the Seller 2 Shares of € 4,491,~~019.14~~ 784.83, of which € 1.0 million shall be paid in cash and the remaining amount shall be paid in 2,447,513 Aurora Shares (the "**Seller 2 Consideration Shares**"); and MR

(c) Seller 3 shall receive a consideration for the Seller 3 Shares of € 4,881,~~781.34~~ 705.44, which shall be paid in 3,421,756 Aurora Shares (the "**Seller 3 Consideration Shares**"). MR

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2.3 The Consideration shall be due and payable promptly upon the satisfaction of the Closing Conditions to the following cash and securities bank accounts:

2.3.1 The cash payable to Seller 1 to the following cash bank account:

Holder: Holzapfel-Vermögensverwaltungs-GmbH
Bank: Deutsche Bank Privat- und Geschäftskunden AG
IBAN: DE36 8607 0024 0385 9956 00
BIC: DEUTDEDBLEG

2.3.2 The Seller 1 Consideration Shares to the following securities bank account:

Holder: Holzapfel-Vermögensverwaltungs-GmbH
Bank: Deutsche Bank Privat- und Geschäftskunden AG
IBAN: DE36 8607 0024 0385 9956 00
BIC: DEUTDEDBLEG

2.3.3 The cash payable to Seller 2 to the following cash bank account:

Holder: PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt)
Bank: Postbank
IBAN: DE53 1001 0010 0854 3721 06
BIC: PBNKDEFF

2.3.4 The Seller 2 Consideration Shares to the following securities bank account:

Holder: PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt)
Bank: Postbank
IBAN: DE29 3701 1000 0612 8776 17
BIC: PBNKDEFF

2.3.5 The Seller 3 Consideration Shares to the following securities bank account or any other securities bank account nominated by the Seller 3 to the Purchaser in writing at the latest by May 18, 2017, 24:00 CEST (for the avoidance of doubt, Clause 12.1 shall apply):

Holder: Think.Health Projekt B GmbH & Co. KG
Bank: Unicredit HypoVereinsbank
IBAN: DE17 70020270 0015828295
BIC: HYVEDEMMXXX

2.4 The Consideration shall be deemed paid or delivered, when the funds or Aurora Shares are irrevocably credited to the relevant cash/securities bank accounts of the Sellers.

3. Closing

3.1 The consummation of the transactions contemplated by this Agreement (the "**Closing**") shall be subject to the following conditions precedent (*aufschiebende Bedingungen*) (the "**Closing Conditions**"):

(a) Approval of this Agreement and transaction related thereto by the TSX Venture Exchange;

(b) The Sellers, the Managers and the Purchaser shall have executed a waiver agreement substantially in such form and content as the draft attached hereto as **Exhibit 3.1(b)** (the "**Waiver Agreement**");

(c) Manager 1 and Manager 2 have entered into Employment Agreements with the Company that are satisfactory to the Purchaser, acting reasonably, and which are subject to Closing; and

(d) Approval of this Agreement and the issuance of the new Aurora Shares to the Sellers by the board of directors of the Purchaser.

The Closing Conditions are for the benefit of the Purchaser and may be waived by the Purchaser at any time.

3.2 The Purchaser shall use its best efforts to satisfy the Closing Conditions as soon as possible. The Purchaser shall promptly provide to the Sellers and the officiating notary a scan copy of the documents evidencing the satisfaction of each Closing Condition.

3.3 Promptly upon the satisfaction of the Closing Conditions, the Purchaser shall take the following actions (the "**Closing Actions**"):

3.3.1 Pay the cash component of the Consideration in accordance with Clause 2;

3.3.2 Deliver the Seller 1 Consideration Shares, the Seller 2 Consideration Shares, and the Seller 3 Consideration Shares to the Seller 1, the Seller 2, and the Seller 3 in accordance with Clause 2; and

3.3.3 Issue the press release (in agreed form) announcing the transaction contemplated hereby to the public, it being understood that such press release shall be issued after the close of the trading market at the TSX Venture Exchange.

The day, on which the Purchaser has taken all Closing Actions shall be referred to as the "**Closing Date**".

3.4 If and as soon as all Closing Actions have been taken and the Consideration received by the Sellers, the Parties will sign a closing memorandum satisfactory to the Purchaser, acting reasonably, confirming, *inter alia*, that the transfer of the Shares and the waiver of the claims under the Waiver Agreement have become effective.

3.5 Each of the Sellers will immediately notify in writing the Purchaser and the officiating notary upon receipt of its part of the Consideration. The Parties herewith instruct the officiating notary upon fulfilment of the condition precedent pursuant to Clause 1.2 or the receipt of the executed closing memorandum (see Clause 3.4) to submit an updated shareholders' list of the Company evidencing the Purchaser as holder of the Shares to the Commercial Register of the local court (*Amtsgericht*) Berlin Charlottenburg.

3.6 In case (i) the Closing Conditions under Clauses 3.1 lit. (b) through (d) are not satisfied or waived by the Purchaser by May 24, 2017, or (ii) the Purchaser fails to take the Closing Actions by May 31, 2017 (including), each of the Parties shall be entitled to rescind from this Agreement by written notice to the respective other Parties with a copy being sent to the officiating notary. Such rescission rights shall lapse in any case upon full receipt of the Consideration by the Sellers.

4. Sellers' Warranties

4.1 Each of the Sellers, each individually and not for the other Sellers, hereby guarantees to the Purchaser, subject to the requirements and limitations provided in this Agreement, by way of an independent promise of guarantee (*selbständiges Garantieversprechen*) in accordance with Sec. 311 Para. 1 BGB that the following statements are complete and correct as of the Signing Date and the Closing Date (the "**Sellers' Warranties**"), it being understood that such statements shall not constitute a quality guarantee concerning the object of the purchase within the meaning of Sec. 444 BGB (*Garantie für die Beschaffenheit der Sache*).

4.1.1 The Sellers are the sole legal and beneficial owner of the Shares. The Shares are validly existing, free and clear of any liens, rights, claims and privileges of third parties and the Sellers may freely and without any restrictions dispose of the Shares.

4.1.2 All contributions to the registered share capital of the Company in respect of the Shares have been fully paid in. None of the Sellers has received a repayment of capital contributions.

4.1.3 Except for the provisions of the Company's articles of association, none of the Sellers is bound by any shareholders' agreement or any similar undertaking restricting the transferability of the Shares.

4.1.4 The Company has no outstanding shares, interests or other equity securities of any kind, other than the Shares, and there are no arrangements obliging the Company to issue any such securities or any agreement or arrangement, which gives any person the right to acquire shares or interests in the Company; "interest" within the meaning of this Clause shall not include the virtual shares set forth in **Exhibit 4.1.4**.

4.1.5 No consent from any third party is necessary to validate the transactions described in this Agreement nor shall the execution and delivery of this Agreement or the con-

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summation of the transactions described herein cause the breach of any agreement or instrument to which Company or the Sellers is a party or by which it is bound.

4.2 Seller 1 and Seller 2 (collectively, the "**Business Guarantors**") hereby guarantee to the Purchaser, subject to the requirements and limitations provided in this Agreement, by way of an independent promise of guarantee (*selbständiges Garantieversprechen*) in accordance with Sec. 311 Para. 1 BGB that the following statements are complete and correct as of the Signing Date (the "**Business Warranties**"), it being understood that such statements shall not constitute a quality guarantee concerning the object of the purchase within the meaning of Sec. 444 BGB (*Garantie für die Beschaffenheit der Sache*).

4.2.1 Financial Situation

(a) There is no ongoing insolvency proceeding with regard to the Company or any such applications. There are no circumstances which would require an application for insolvency proceedings; furthermore there are no circumstances which would justify the contestation of this Agreement under applicable insolvency law.

(b) As at the Signing Date, the net assets (assets minus provisions and liabilities) of the Company amount to at least € 650,000.00.

4.2.2 Taxes

(a) The Company has duly fulfilled all its tax related obligations in accordance with the applicable statutory provisions, has duly prepared all self-assessment returns, preliminary self-assessment returns and / or tax returns and submitted them in time and has at all times complied with any existing tax related statutory application and submission obligations as per Signing Date.

(b) All taxes, including tax prepayments, social security contributions, other public-law dues and all related duties and charges accessory to taxes have been duly paid and / or withheld when due by the Company in accordance with the applicable statutory provisions as per Signing Date.

4.2.3 Litigation and Claims

(a) There are no lawsuits or arbitration proceedings against the Company pending (*rechtshängig*). No such proceedings have been threatened in writing to the Company.

(b) To the Sellers' Knowledge, there are neither product warranty claims nor product liability claims existing against the Company and no such claims have been threatened in writing to the Company.

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4.2.4 Permits

To the Sellers' Knowledge, the Company holds all material permits and licenses required under applicable law to conduct its business as conducted on the Signing Date. To the Sellers' Knowledge, such permits and licenses may not be withdrawn and will not cease to exist as a direct or indirect consequence of the consumation of the transactions contemplated by this Agreement.

4.3 The "**Sellers' Knowledge**" means the actual knowledge of each relevant Seller.

5. Sellers' Liability

5.1 In the event that any of the Sellers' Warranties or the Business Warranties is untrue or inaccurate (in each case a "**Breach**"), the Sellers shall be obliged to put the Purchaser or the Company into the same position that they would have been in if the Sellers' Warranties or the Business Warranties had been true and accurate and the terms of this Agreement had been performed (*Naturalrestitution*). If the Sellers refuse to restitute the Purchaser or the Company in kind or such restitution in kind has not been completed within two (2) months after the Sellers' receipt of the relevant Notice of Sellers' Breach (the "**Restitution Period**"), the Sellers shall be obliged to pay damages for non-performance to the Purchaser or the Company (*kleiner Schadenersatz*).

5.2 If the Purchaser or the Company becomes aware of a Breach or any circumstances which are reasonably likely to result in a Breach after Closing, the Purchaser shall notify the Sellers on a reasonably prompt basis after becoming aware of such Breach or such circumstances, but not later than twenty (20) Business Days after becoming aware (the "**Notice of Seller's Breach**"); provided that the failure to provide such notification shall not relieve the Sellers of their obligations hereunder, except to the extent that the Purchaser is actually and materially prejudiced thereby. Such notification shall state the nature of the Breach and, if and to the extent reasonably possible at that point in time, a good faith estimate of the amount of the losses which are likely to be suffered by the Purchaser or the Company as a result of such Breach.

5.3 The Sellers' liability under the Sellers' Warranties shall be limited to the partial amount of the Consideration (Clause 2.2) actually received by each Seller. Claims under the Sellers' Warranties shall be time-barred within five (5) years after the Signing Date. Sec. 203 BGB shall not apply.

5.4 With respect to the Business Guarantors' liability under the Business Warranties, the following shall apply:

5.4.1 The Business Guarantors shall not be liable for a Breach, if and to the extent that the underlying circumstances (a) have been disclosed to or are otherwise known to the Purchaser or (b) have been disclosed in the financial statements of the Company as of December 31, 2016.

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5.4.2 The Business Guarantors shall not be liable for a Breach, if and to the extent that the underlying circumstances are apparent from the documents disclosed in the virtual dataroom furnished by the Business Guarantors to the Purchaser as of May 9, 2017. All such documents were saved to one USB-stick which has been handed over to the acting notary which the Parties instruct herewith to hold in escrow for a period of ten (10) years after the Signing Date. After expiry of the aforementioned time period, the acting notary may destroy the USB-stick without further notice to any Party. Any Party may inspect the USB-stick in the presence of the acting notary and requests copies thereof at its own expense. The acting notary has not inspected the USB-stick and its content and is not liable that the content of the USB-stick is retrievable and legible.

5.4.3 The Business Guarantors shall not be liable for a Breach, if and to the extent the Company is entitled to indemnification from the relevant losses from a third party (in particular insurances).

5.4.4 The Business Guarantors shall only be liable for claims under the Business Warranties, to the extent the aggregate amount of such claim exceeds € 100,000.00 (in words: Euro one hundred thousand) (*Freibetrag*).

5.4.5 The total amount to be paid by the Business Guarantors under or in connection with claims under the Business Warranties shall not exceed an aggregate amount equal to € 200,000.00 (in words: Euro two hundred thousand) (the "**Cap**").

5.4.6 All claims under the Business Warranties shall become time-barred 18 months after the Closing Date.

5.5 Except for the Sellers' Warranties and the Business Warranties, all warranties of the Sellers shall be excluded to the fullest extent permissible by law. The Purchaser enters into this Agreement on the basis of its own analysis of the legal and commercial affairs of the Company as well as the market environment. Except for the Sellers' Warranties and the Business Warranties, none of the Sellers has given or made any express or implied warranty or representation in connection with the Company.

5.6 The limitations of the Sellers' liability under this Clause 5 shall not apply in case of fraud or wilful intent (*Arglist oder Vorsatz*).

6. Purchaser's Warranties

6.1 The Purchaser hereby guarantees to the Sellers by way of an independent promise of guarantee (*selbständiges Garantieversprechen*) in accordance with Sec. 311 Para. 1 BGB that the following statements are complete and correct as of the Signing Date.

6.1.1 The Purchaser is duly incorporated and validly existing and has the unrestricted capacity to execute this Agreement and to perform its obligations hereunder. No insolvency proceedings over the assets of the Purchaser have been opened or applied for.

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6.1.2 This Agreement constitutes legal, valid, and binding obligations of the Purchaser, enforceable under German law against the Purchaser in accordance with its terms, without any requirements of approvals, consents or clearances of public authorities or any other third parties. The execution and consummation of this Agreement and the performance of the transactions contemplated hereunder will not violate any judicial or governmental order to which any Purchaser is bound or the Purchaser's articles of association.

6.1.3 The Aurora Shares to be transferred to the Sellers are validly existing, free and clear of any liens, rights, claims and privileges of third parties and the Sellers may freely and without any restrictions dispose of the Aurora Shares subject to a four (4) months' hold period after issuance and the lock-up restrictions set out in Clause 8.

6.1.4 The publications and filings made by the Purchaser to the stock market and the supervisory authorities are true and correct and the Purchaser has duly complied with all its disclosure obligations under the applicable laws and regulations.

6.2 The Purchaser as well as Seller 1 and Seller 2 hereby guarantee to the Seller 3 by way of an independent promise of guarantee (*selbständiges Garantieversprechen*) in accordance with Sec. 311 Para. 1 BGB that neither the Purchaser, nor any of its Affiliates have promised or will promise to the Seller 1 and/or the Seller 2 or the Managers or any of their relatives or Affiliates any payments, advantages or emoluments in relation to entering into this Agreement or subsequently thereafter other than payments in the ordinary course of business related to the employment of the Managers by the Company, to the extent such payments are adequate in relation to the size of the Company's business and the responsibilities of the Managers. In case of a breach of this guarantee, the Purchaser as well as Seller 1 and Seller 2 as joint and several debtors shall pay to the Seller 3 the same payments, advantages or emoluments on a Euro-for-Euro-basis. The general partner of the Seller 3 shall be entitled to make claims under this guarantee in its own name and on its own behalf.

6.3 Clauses 5.2, 5.4.6, 5.5 and 5.6 shall apply by analogy with respect to any breach of Purchaser's warranties pursuant to this Clause 6.

7. Conduct of Business until Closing

7.1 The Sellers warrant and undertake that since May 1, 2017 and up until the Closing Date, the business of the Company has been and will be run in the ordinary course and in accordance with past practice. In particular, the Sellers have not received any cash payments or payments in kind or other benefits from the Company, other than salaries as managing directors and travel expense reimbursements in accordance with the applicable employment agreements.

7.2 Each of the Sellers shall repay or redeliver to the Company any and all payments or assets received in breach of Clause 7.1 on a Euro-for-Euro basis. If such repayment or

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redelivery is not made within ten (10) Business Days upon a written request by the Purchaser, the Purchaser shall be entitled to request from the relevant Seller payment of the relevant amount to itself as a reduction of the Consideration.

8. Lock-Up

8.1 The Parties will make arrangements with Deutsche Bank, Postbank and Computershare Inc. to have the Seller 1 Consideration Shares and the Seller 2 Consideration Shares, respectively, locked up at Closing and released to Seller 1 and Seller 2, respectively, as described in **Exhibit 8.1** (the "**Release Plan**").

8.2 Seller 1 and Seller 2 hereby undertake not do dispose of the Seller 1 Consideration Shares and Seller 2 Consideration Shares, respectively, unless in accordance with the Release Plan.

8.3 Seller 1 and Seller 2 will provide, during the release period outlined in the Release Plan, account statements to the Purchaser on a quarterly basis on the last day of each calendar quarter to evidence that the undertaking pursuant to Clause 8.2 has been complied with.

8.4 In case of a breach of the undertaking pursuant to Clause 8.2, Seller 1 or Seller 2 (as applicable) shall pay a penalty to the Purchaser in the amount of 50% of the sales proceeds received for the shares disposed of in breach of Clause 8.2.

9. Non-Competition

9.1 The Sellers and the Managers (collectively, the "**Restricted Persons**") shall, for a period of two (2) years from the Closing Date (the "**Restricted Period**") not engage in the trade, wholesale or cultivation of Medical Cannabis in the Federal Republic of Germany, Canada and the Netherlands (the "**Restricted Activity**"). The Restricted Persons shall not establish or acquire, or acquire shares in, or lend money to any business or business entity which conducts a Restricted Activity. It is understood, however, that the Sellers shall each be entitled to acquire up to 10 % of the share capital of a corporation listed on a stock exchange, provided that the relevant Seller is excluded from any control over the management of such listed corporation.

9.2 During the Restricted Period, the Sellers shall not solicit or entice any customer away from the Company or provide any products or services to any customer of the Company within the field of the Restricted Activity, nor solicit or entice anyone away from the Company, or offer employment to or employ or offer or conclude any contract for services with any person who was employed by the Company as managing director or member of the senior management during the six (6) months prior to the Closing Date.

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9.3 In case of a breach of the obligations set forth in this Clause 9, the Purchaser may demand that the Sellers refrain from any such future breaches. In addition, the Seller in breach shall be liable to pay to the Purchaser in the event of a breach a contractual penalty in the amount of € 10,000 (in words: Euro ten thousand) for each violation. If the breach is of a continuing or repetitive nature, the penalty shall be payable for each commenced calendar month in which such breach is continued. Further claims for damages shall not be precluded, but the contractual penalty shall be credited (*anrechnen*) against any damage claims of the Purchaser. The breaching Seller shall have the right to demonstrate that the loss actually suffered by the Purchaser and the Company is lower than the contractual penalty.

10. Assignment

The Purchaser may assign this Agreement as a whole (*Vertragsübernahme*) to one of its subsidiaries incorporated under any jurisdiction in Europe, it being understood that the Purchaser remains jointly and severally liable for the fulfilment of all obligations of the assignee under this Agreement after such assignment.

11. No joint liability of Sellers

The Sellers shall under no circumstances be liable to the Purchaser under or in connection with this Agreement as joint and several debtors (*keine Gesamtschuldnerschaft*).

12. Notices

12.1 All notices, requests and other communications in connection with this Agreement shall be made in writing in English and shall be delivered personally or sent by fax or as pdf document containing signatures by e-mail or by internationally recognized next-day courier service to the following addresses or to such other addresses as may be or have been specified by any Party to the other Parties in the same manner:

(a) If to the Seller 1 or Manager 1:

Dr. Florian Holzapfel /
Holzapfel-Vermögensverwaltungs-GmbH
Wolfswerder 67
14532 Kleinmachnow
Germany
E-Mail: florian.holz@pfel.eu

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(b) If to the Seller 2 or Manager 2:

Patrick Hoffmann /
PNH Verwaltung- und Beteiligungs UG (haftungsbeschränkt)
Eberhard-Roters-Platz 11
10965 Berlin
Germany
E-Mail: patrickhoffmann@gmx.de

(c) If to the Seller 3:

Think.Health Projekt B GmbH & Co. KG
Attn: Dr. Michael Ruoff
Flemingstraße 36
81925 Munich
Germany
Fax: +49 89 72633904
E-Mail: michael.ruoff@think-health.de

(d) If to the Purchaser:

Aurora Cannabis Inc.
Attn. Neil Belot
1500 1199 West Hastings Street

Vancouver, BC V6E 3T5

E-Mail: neil@auroramj.com

with a copy to:

Brownlee LLP
Attn. Jillian Swainson
2200 101-155 102 St.

Edmonton, AB Canada T5J 4G8

Fax: +1 7880-424-3254
E-Mail: jswainson@brownleelaw.com

12.2 The Purchaser hereby grants power of attorney to Hengeler Mueller Partnerschaft von Rechtsanwälten mbB, to be addressed to Dr. Jens Wenzel, Behrenstraße 42, 10117 Berlin, Germany (the **"Purchaser's Agent"**), to receive on behalf of the Purchaser all notices, requests and other communications in connection with this Agreement.

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12.3 The Parties shall promptly notify changes of their addresses. Until such notice is received, the previous address shall be valid. For express mailings sent prior to such notice the previous address shall remain valid for up to five (5) Business Days after such notice.

13. Costs and Expenses

13.1 Each Party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and performance of this Agreement.

13.2 The Purchaser shall pay all transfer taxes which arise in accordance with the consummation of this Agreement (if any).

13.3 The Purchaser shall pay all costs relating to or arising from the notarisation of this Agreement.

14. Confidentiality and Announcements

14.1 Each Party shall keep confidential and shall procure that each and every Affiliate of such Party keeps confidential:

(a) the negotiations relating to and concerning this Agreement; and

(b) the subject matter and terms and conditions of this Agreement,

in each case unless and to the extent disclosure is (i) required by law or stock exchange regulations, (ii) made to professional advisors of the Parties in connection with the transactions contemplated in this Agreement, provided that any such disclosure shall only be made if such advisors are subject to professional confidentiality obligations or have specifically agreed in writing to be bound by confidentiality obligations.

14.2 Seller 3 shall be allowed to disclose this Agreement to its limited and managing partners and to communicate its part of the Consideration received to present and future investors of Think.Health Ventures.

14.3 The Parties agree to publish the press release relating to the transaction set out in this Agreement, as mutually agreed to by the Parties in the following manner:

(a) The Purchaser shall publish the press release as required based on regulatory and securities laws governing the Purchaser after close of market of the Toronto Stock Exchange on the Closing Date; and

(b) The Company and the Sellers shall be allowed to publish press releases after the announcement by the Purchaser, it being understood that the Purchaser shall be given the opportunity to review and comment such press releases rea-

sonably in advance, unless such press releases are materially identical to the press release issued by the Purchaser. For the avoidance of doubt, Seller 3 may communicate performance indicators of its investment in the Company in such press releases and in other publications.

15. Definitions, Interpretations

15.1 In this Agreement the following defined terms shall have the meaning ascribed to them hereinafter:

15.1.1 "**Affiliates**" shall mean (i) affiliated companies as defined by Sec. 15 ss. AktG or (ii) any other person or entity who or which, directly or indirectly, controls, is controlled by, or is under common control with such person, including without limitation any stockholder, partner, officer, director, member or fund manager of such person and any investment company, equity fund or source of investment capital now or hereafter existing that is managed or advised or controlled by or under common control with one or more general partners or managing members of, or shares the same management company or advisory company with such person.

15.1.2 "**AktG**" shall mean German Stock Corporations Act (*Aktiengesetz*).

15.1.3 "**BGB**" shall mean German Civil Code (*Bürgerliches Gesetzbuch*).

15.1.4 "**Business Days**" shall mean days on which banks in Berlin are opened to public for business transactions.

15.2 The headings in this Agreement serve to provide a clear structure and shall be ignored in the interpretation of the Agreement. Unless otherwise provided, references to Exhibits, to Sections or to Clauses shall be references to the exhibits, to the sections or to clauses of this Agreement.

15.3 Wherever this Agreement includes English terms after which either in the same provision or elsewhere in this Agreement German terms have been inserted in brackets and/or italics, the respective German terms alone and not the English terms shall be authoritative for the interpretation of the respective provisions.

16. Miscellaneous

16.1 Any amendments and supplements to this Agreement may only be made in writing (*Schriftform*), unless (i) stated otherwise in this agreement or (ii) a stricter form is required by law. This clause shall also apply to any derogation of the written form requirement itself.

16.2 This Agreement and any matters ancillary to it, including any non-contractual claims, such as claims under tort, and matters arising in connection with or following any non-

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existence, invalidity or termination of this Agreement, shall be governed by and interpreted in accordance with the substantive laws of the Federal Republic of Germany excluding the UN Convention on Contracts for the International Sale of Goods (CISG). To the extent legally permissible, the regional court (*Landgericht*) of Berlin, Germany, shall have exclusive jurisdiction to settle any dispute arising under or in connection with this Agreement, including any dispute concerning non-contractual claims, such as claims under tort, and disputes arising in connection with or following any non-existence, invalidity or termination of this Agreement.

16.3 If any provision of this Agreement is or becomes invalid or if this Agreement should prove to be incomplete, the remaining provisions shall not be affected thereby. The invalid provision shall be replaced by a legally valid provision or a missing provision shall be added which comes as close as possible to the economic purpose pursued by the Parties and which the Parties would have agreed upon in good faith had they been aware of the invalidity of the provision concerned or the incompleteness, respectively.

Exhibit 3.1 (b)

WAIVER AGREEMENT

This waiver agreement (the "**Agreement**") is entered into between

1. **Holzapfel-Vermögensverwaltungs-GmbH,** a limited liability company under German law with its seat in Zossen, registered with the commercial register of the local court (*Amtsgericht*) Potsdam under HRB 26655 P and with registered business address at Breite 1, 15806 Zossen, Germany (the "**Seller 1**");

2. **PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt),** a limited liability company under German law with its seat in Berlin, registered with the commercial register of the local court (*Amtsgericht*) Berlin Charlottenburg under HRB 167631 and with registered business address at Eberhard-Roters-Platz 11, 10965 Berlin, Germany (the "**Seller 2**");

3. **Think.Health Projekt B GmbH & Co. KG,** a limited partnership under German law with its seat in Fürstenfeldbruck, registered with the commercial register of the local court (*Amtsgericht*) München under HRA 104679 and with registered business address at Veit-Stoß-Straße 8, 82256 Fürstenfeldbruck, Germany (the "**Seller 3**"; Seller 1, Seller 2 and Seller 3 together the "**Sellers**" and each a "**Seller**");

4. **Dr. Florian Holzapfel,** born July 30, 1975, resident at Wolfswerder 67, 14532 Kleinmachnow, Germany (the "**Manager 1**");

5. **Patrick Hoffmann,** born December 22, 1978, resident at Eberhard-Roters-Platz 11, 10965 Berlin, Germany (the "**Manager 2**"; Manager 1 and Manager 2 together the "**Managers**" and each a "**Manager**"); and

6. **Pedanios GmbH,** a limited liability company under German law with its seat in Berlin, registered with the commercial register of the local court (*Amtsgericht*) Berlin Charlottenburg under HRB 167844 B and with registered business address at Eberhard-Roters-Platz 11, 10965 Berlin, Germany (the "**Target Company**")

(the Sellers, the Target Company and the Managers are collectively referred to as the "**Parties**" and each as a "**Party**").

PRELIMINARY REMARKS

(A) The Sellers are the sole shareholders of the Target Company.

(B) The Sellers sold all Shares in the Target Company to Aurora Cannabis Inc., a corporation under the laws of the province of British Columbia, Canada with a registered office located at 1055 West Georgia Street, 1500 Royal Centre, Vancouver, BC V6E

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4N7 Canada, pursuant to a share purchase agreement dated 17/18 May 2017 (notarial deed no. IP 72/2017 of the public notary Dr. Norbert Impelmann with office in Berlin, Germany ("**SPA**")).

(C) In order to effect the release of the Target Company from any and all existing and future liabilities vis-à-vis the Sellers and the Managers, the Sellers and the Managers wish to waive any claims they may have against the Target Company as set forth below.

(D) Capitalised terms in this Agreement shall, unless otherwise defined herein, have the same meaning ascribed to them in the SPA.

NOW, THEREFORE, IT IS AGREED

1. WAIVER BY THE SELLERS

1.1 Subject to the condition precedent (*aufschiebende Bedingung*) of the full and irrevocable transfer of the Consideration pursuant to clause 2 of the SPA, each of the Sellers hereby irrevocably waives (*verzichtet auf*), cancels and releases *vis-à-vis* the Target Company to the maximum extent permissible pursuant to applicable law, any claim of the respective Seller against the Target Company, whether known or unknown, actual or contingent, accrued for or unaccrued for.

1.2 The Target Company hereby accepts such waivers, cancellations and releases.

2. WAIVER BY THE MANAGERS

2.1 Subject to the condition precedent (*aufschiebende Bedingung*) of the full and irrevocable transfer of the Consideration pursuant to clause 2 of the SPA, each of the Managers hereby irrevocably waives (*verzichtet auf*), cancels and releases *vis-à-vis* the Target Company to the maximum extent permissible pursuant to applicable law, any claim of the respective Manager against the Target Company, whether known or unknown, actual or contingent, accrued for or unaccrued for, except for any claims under their respective service agreements, provided that the relevant agreement has been disclosed vis-à-vis the Purchaser prior to the signing of the SPA.

2.2 The Target Company hereby accepts such waivers, cancellations and releases.

3. MISCELLANEOUS

3.1 Save as required by law or by any regulation, rule or any court, governmental or quasi-governmental authority, in relation to any general audit or with the prior written consent of the other Parties, each Party shall keep strictly confidential the existence

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and the contents of this Agreement unless disclosure is made to professional advisors subject to a duty of confidentiality, to affiliates or associated companies or funds/investors directly or indirectly invested in a Party as well as their managers/general partners.

3.2 Clause 15 of the SPA shall apply by analogy to this Agreement.

Signed and agreed:

For Holzapfel-Vermögensverwaltungs-GmbH:

______________________________	______________________________
Name, Position	Place, date

For PNH Verwaltungs- und Beteiligungs UG (haftungsbeschränkt):

______________________________	______________________________
Name, Position	Place, date

For Think.Health Projekt B GmbH & Co. KG:

______________________________	______________________________
Name, Position	Place, date

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Exhibit 3.1 (b)

Dr. Florian Holzapfel

______________________ ______________________

Name Place, date

Patrick Hoffmann

______________________ ______________________

Name Place, date

For Pedanios GmbH

______________________ ______________________

Name, Position Place, date

* * *

Exhibit 4.1.4 - Outstanding Virtual Shares

Berechnung VSOP-Boni

Cash-Bewertung	14.000.000,00 €
Kaufpreis je Gründer (Anteile Typ A)	4.544.308,34 €
Anteile je Gründer	12.500
Kaufpreis je Anteil Typ A	363,54 €
Virtueller Ausübungspreis	116,81 €
Bonus je Virt. Anteil	246,73 €

Boni für ausgegebene Virtuelle Anteile	*Anzahl*	*Bonus*
Leitung Produktion/QM (Conni)	385	94.992,85 €
Mitarbeiter Vertrieb/IT (Mario)	128	31.582,04 €
Mitarbeiterin Back Office (Verena)	77	18.998,57 €
Betäubungsmittelverantwortlicher (Thomas)	64	15.791,02 €
Vetrieb Italien (Andrea)	128	31.582,04 €
Summe:		192.946,51 €
Wirtschaftliche Last nach Abzug des Steuervorteils		134.724,90 €

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Exhibit 8.1 - Release Plan

Date	# of shares to be released	total # of released shares released	# of shares locked
May 25,2017			2.447.513
September 25, 2017	407.919	407.919	2.039.594
February 25, 2018	203.959	611.878	1.835.635
May 25, 2018	203.959	815.837	1.631.676
August 25, 2018	203.959	1.019.796	1.427.717
November 25, 2018	203.959	1.223.755	1.223.758
February 25, 2019	203.959	1.427.714	1.019.799
May 25, 2019	203.959	1.631.673	815.840
August 25, 2019	203.959	1.835.632	611.881
November 25, 2019	203.959	2.039.591	407.922
February 25, 2020	203.959	2.243.550	203.963
May 25, 2020	203.963	2.447.513	-

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After being advised by the notary about the provisions of the German Real Estate Transfer Tax Act (*Grunderwerbsteuergesetz)* the appearing persons confirmed that the Company does not own real property.

The Notary advised the appearing persons that

- Seller and Purchaser are jointly liable for contributions still outstanding if shares have not been fully paid in;
- the company's assets required to maintain the share capital may not be paid out (sec. 30, 31 GmbHG);
- in the event of any change in the person of the shareholder or in the scope of their stake, that only that person shall be deemed vis-à-vis the Company as shareholder who is identified as such in the list of shareholders which has become part of the commercial registry's record, and that prior to such reflection in the commercial registry, the Purchaser cannot act as a shareholder of the Company;
- the parties hereto are, by operation of law, jointly and severally liable with respect to the payment of all notarial fees, irrespective of any internal agreement entered into in that respect;
- the notary has not given any advice to the parties hereto neither on laws other than German law nor with respect to the tax effects of the agreements recorded in this deed, nor was he requested to do so;
- the notary, is obliged pursuant to sec. 54 EStDV (In-come-Tax Implementation Ordinance) to submit a certified copy of this deed to the competent tax authority.

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This Deed including the Exhibits was read aloud to the appearing persons. The German language parts of Exhibit 4.1.4 were translated by the notary into the English language. Thereafter the appearing persons approved the deed including all Exhibits thereto and signed this deed together with the Notary in their own hands as follows: